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REGISTRANT'S NAME Morgan Crucible Co PLC

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DATE : 5/29/02

The Morgan Crucible Company plc

Annual Report and Accounts 2001

The power within, the power to grow

Highlights

- Turnover at £1.02 billion
- Underlying* operating profit £64.3 million
- Underlying* earnings per share 13.0 pence
- Net borrowings reduced to £276.1 million from the half year
- Positive free cashflow in second half of £19.7 million

*before goodwill amortisation and corporate exceptionals

Contents

'Taking the initiative'

We have the power within to transform our businesses and the power to grow our businesses organically.



Ian Norris Group Chief Executive

In the last Annual Report for the year 2000 we were able to affirm that we had achieved a record turnover in excess of £1 billion with organic growth of 4.3%. Additionally, we had produced organic growth in every global business.

The start of 2001 showed signs of a weakening economy in the USA led by a sharp downturn in the Automotive industry. Our business moved quickly to protect profit by taking out $2 million of our US Automotive costs. However, the general extension of the downturn across the US economy with over 40% of our sales in that region provided a real challenge for our businesses.

Morgan businesses are however global and we sought to balance the downturn with increased sales in Europe, Asia and South America. Despite an increasing rate of decline in the USA throughout the half the response from the team was excellent and although swimming against the tide the turnover to June was 2.7% above the previous year at £540 million, with marginal overall organic growth. Although margins were weaker, operating profit before goodwill was a satisfactory £47.5 million for the first half.

In July we saw a concerning weakening of order input. In particular our concern was prompted by indications that the USA downturn was being followed by a weakening of orders in Europe, led by a German decline with a knock-on effect into our Asian customers. Clearly, the strongest of global companies will, by their very nature, have little protection from a total global economic downturn.

Denied the opportunity to increase sales and revenue, our companies responded by tightening the controls on cash management and prudently set themselves the task of reducing borrowings in the second half of the year.

On the morning of 11 September our Interims were announced with a cautious second half forecast.

Clear indication that our operating priorities had moved to cash generation were the introduction of major initiatives towards working capital reduction, constraint of capital expenditure to essential projects and accelerating surplus property disposals from recently vacated sites.

After the terrorist attacks in the USA, our September and October order intake virtually evaporated and we issued a trading statement on 29 October revising our forecasts at that time to reflect the unique market circumstances.

Historically both our market spread, with each market sector lower than 10% of our total turnover,



The provision of technically superior solutions for our customers is a major goal for Morgan.

together with the broad geographic spread of the Morgan portfolio has helped to insulate us from the worst effects of recession. However, this autumn after the terrorist action, for the first time in our records, every single market segment fell simultaneously and as the effect was global our normal stability factors could not compensate.

This was the background to our focus for cash and a reduction in borrowings in the second half. I am pleased to be able to report that in the same way as the team responded to hold volume in the first half; they similarly matched that with a very solid cash performance in the second. Borrowings at year-end were pushed well below expectation with a positive free cashflow of approximately £20 million for the second half showing the team's capability to switch emphasis to match what were remarkable changes to market conditions.

Morgan possesses a balanced portfolio of businesses which given reasonable markets has 50% of the turnover capable of an organic growth greater than 5% per annum and within which 37% of those sales have an annual growth capability exceeding 10%. This is balanced by the more traditional businesses, which have the capability of generating cash to fund that growth. The massive volume drop in the fourth quarter however hit the breakeven point of a number of businesses and exposed higher than desired operational gearing.

The best analogy that I can give is that of a river where the flow drops to exceptionally low levels exposing large rocks, not normally evident but which clearly impede the flow. It would be easy to ignore those rocks and wait for the level to return but if we are to provide value at the lowest cost to our customers the issue must be addressed. We are tackling this challenge with the major cost reduction and reorganisation programme announced in October 2001. Morgan's divisional structure is being discontinued. Nigel Howard, one of our most experienced directors, is taking control of the implementation of the cost reduction programme. In order to drive the considerable growth opportunities within our product portfolio, Bill Macfarlane, Director of Group Market Development will focus on capitalising on these opportunities. The Global Presidents will become directly responsible to me, assisted by a Director of Operations to be appointed shortly.

As we have already announced, David Davies, Finance Director, leaves Morgan on 31 March 2002. I should like to thank him for his contribution over the past two years. I should also like to welcome Nigel Young who joins the Board as Finance Director on 8 April 2002.

During 2002-2004 we are investing approximately £70 million – of which approximately £40 million will be cash – in the restructuring. This will involve plant closures, a reduction in employee numbers of approximately 1,000 (as previously announced) and the relocation of a further 1,000 jobs into low cost countries in Asia and South America.

We have acted consistently to reduce our cost base and the detailed rationalisation programmes for 2002-2004 incorporate restructuring worldwide.

These moves not only reduce unit cost but are essential to ensure we can continue to serve our customers who themselves are increasingly moving to these locations. When fully implemented, these changes will reduce Morgan's operating cost base by around £30 million a year from 2004.

Looking forward we remain a business with a portfolio balanced between volume growth and traditional cash generation. However, the technology within our business remains world-leading and our ability to draw together material technologies from across our businesses provides the power to supply unique products and solutions for our customers. The appointment of Dr. Alan Begg, as Director of Technology, has accelerated the release of that capability.

Certain of our latest products such as fuel cell systems already use the combined capabilities of carbon, ceramics, magnetics and our heat insulation capabilities.

Throughout a very tough year we have continued to invest wisely in our technology focusing on initiatives which we are confident will deliver substantial future benefits. For example, we have invested in a new facility in California to support our semiconductor capital equipment market. Our continued development of systems for the fuel cell market has produced new proprietary material and process technologies that open up further commercial opportunities. Our work in developing multi-layer electro ceramic actuators has also continued with the commissioning of a modern production facility in Eindhoven, Holland. Our world-leading superconductor business continues to show rapid profitable growth in Hanau, Germany despite the downturn.

We are naturally disappointed that our growth has been constrained by these exceptional market conditions but are both confident in our portfolio and excited by our technology and its potential. Even in these difficult times, our share of the markets served by our global businesses has been maintained and we have demonstrated that under the most difficult circumstances, we can generate cash and reduce borrowings.

We look forward to improving market conditions prepared and eager to press the accelerator but confident we will do so off a tightly controlled cash base.

Commercialising innovation



The enhanced transfer of skills and expertise between our businesses will create value from the wider exploitation of our technologies.

Dr Alan Begg Director of Technology

Joined Morgan from Federal-Mogul, one of the world's leading automotive engineering companies, where he was responsible for technology strategy and implementation. Prior to this he was Managing Director of T&N Technology from 1993 onwards. Between 1981 and 1993 he was at British Petroleum leaving as the Chief Executive of BP Metal Composites. Alan has a PhD in Materials Science from Cambridge.

Innovation within Morgan

We take an intelligently commercial approach to innovation, examining requirements in the market and anticipating future demand.

A fresh approach

Our research centre at Stourport, UK, is becoming a central technology resource for Morgan.

Our technology is world leading. Morgan is a company that is driven by excellence in materials technology. However, we do not innovate for the sake of innovation. Our edge comes from being customer-focused in our application of technology. We take an intelligently commercial approach to innovation, examining requirements in the market and anticipating future demands. Our technical expertise is supported by the manufacturing strength to deliver product at a competitive cost and fully quality assured.

Technology will play an increasing part in Morgan's growth. The enhanced transfer of skills and expertise between our businesses will create value from the wider exploitation of our technologies.

We aim to deliver sustained and profitable organic growth for the future by extending our activities in fuel cells, actuators, sensors and other leading-edge programmes.

A fresh approach

Following a global audit of Morgan's technology base, we have drawn up plans to optimise the value of our current portfolio and the growth from future innovations, identifying technology transfer opportunities between our global businesses. Each business has now appointed a Chief Technology Officer (CTO) and they meet regularly with senior marketing executives across the Group to exchange latest ideas and agree technology transfers.

Our research centre in Stourport in the UK is becoming a central technology resource/hub. Key CTOs from across Morgan will be based there part-time but, importantly retain their business links at all times. We have also started a refurbishment programme at Stourport and have increased funding there by 40% in each of the past two years.

Core competencies in technology

Our mix of core competencies distinguishes us from competitors. A priority for us has been focusing on those areas where we need to excel. Working from the Group's strategy for growth, we have identified the technical skills where we need to be world class:

- materials technology for specialist energy conversion
- materials processing for engineered performance
- value-added systems technology
- globally integrated applications engineering
- managed technology transfer
- customer-focused new product development.

We are already strong in these areas, but we need to continue to build on these technical strengths. We are developing action plans and priorities to underpin the Group's business strategy.

Drivers for technology-led growth

In order to help select projects that will lead to the best and most appropriate new product opportunities, we are concentrating on the following four areas:

- technical differentiation
- energy efficient products
- products reducing environmental impact
- driving down costs.

These offer sustainable market opportunities and strong commercial prospects.



Laser particle analyser

This lets us measure particle size within a mix, optimising the way a ceramic or magnetic material develops during sintering.

Our mix of core competencies distinguishes us from competitors.



Exchange of ideas

Our technology officers meet regularly with senior marketing executives to exchange latest ideas and agree technology transfers.

Project highlights

Morgan has a strong track record on which to build. The following are some of the successes from our range of advanced development projects:

Fuel cells

Morgan's extensive carbons technology, supplemented by smart ideas from our ceramics operations, have been combined to create a low-cost process for making an advanced graphite sheet. This initial product meets the strength and conductivity requirements for bipolar plates for fuel cells, and may find many other spin-off applications.

Our patented Electro Etch™ process rapidly and accurately creates the complex flow field patterns onto the surface of bipolar plates. We believe that this will give fuel cell producers new design flexibility and raise overall efficiency at a greatly reduced cost.

Multilayer actuators

Morgan is a leading manufacturer of piezo electric ceramics. These materials instantly change shape when an electric field is applied to them. Originally developed for naval sonar, they are now used widely – from parking sensors to medical ultrasonic scanners.

Morgan is developing multi-layer piezo electric actuators to capture the significant emerging opportunities in multipoint diesel fuel injectors and hard disk drive markets.

The principal advantage of these products is their accuracy and very rapid response time. Their use can enable a diesel engine to run much cleaner and a hard disk drive to have four times the energy storage.

Current sensors

We are working on a unique range of automotive current sensors. Based on our understanding of the physics of soft magnetic materials, we can make unique solid-state devices which measure accurately from 10mA to 100A. These sensors will be used in the electronic control systems on passenger cars for battery management – a critical requirement especially in the new 42V systems.

Morgan's world-beating technology

Across our core areas of magnetics, carbon and ceramics, we have a track record in world firsts and pioneering innovations.

Magnetics

- We hold the record for making the world's most powerful magnets.
- Our high-temperature superconductors transmit power over increasing distances without energy loss.
- We produce magnetic foils direct from molten alloy continuously at over 60mph.

Ceramics

- Our piezo electric wafers are at the heart of all the parking sensors used in cars.
- Our advanced ceramics are needed by the semiconductor industry in chip production.
- Our key skill in joining ceramic to metal allows us to make complex ceramic assemblies.

Carbons

- Newly developed carbon bipolars improve fuel cell operation and dramatically reduce cost.
- Our synthetic diamond plates enable cooling of the power electronics in super computers.

Group at a glance

Business sector | Financial highlights

Magnetics



A key market is information technology where Morgan produces magnetics for hard disk drives.

	Turnover £m	Underlying operating profit £m
2001	215.1	5.8
2000	241.0	23.4

Engineered Carbon



Unique processes make Morgan a leading manufacturer of bipolar plates.

	Turnover £m	Underlying operating profit £m
2001	127.3	8.4
2000	124.9	15.8

Electrical Carbon



Morgan is a leading supplier of electric components for the automotive industry.

	Turnover £m	Underlying operating profit £m
2001	210.0	17.0
2000	197.9	25.3

Technical Ceramics



Morgan's piezo-ceramic products are found in cell phones, global positioning systems and precision actuators.

	Turnover £m	Underlying operating profit £m
2001	153.8	12.5
2000	139.8	13.2

Insulating Ceramics



Morgan's engineered fibre preforms reinforce the metal matrix of highly stressed engine components.

	Turnover £m	Underlying operating profit £m
2001	314.9	20.9
2000	317.2	24.8

Areas of activity	Products	Markets
Magnetics is Morgan's newest global business sector. Strengthened by the acquisition of Vacuumschmelze in 2000, Morgan is a world leader in the production of speciality magnetic materials, manufacturing both semi-finished and finished components.	• Superconductors (high and low temperature) • Permanent and soft magnets • Inductive component sub-systems • Rapid solidification materials • Plastic bonded magnetics • High energy magnets • Disk drive magnets • MRI sub-systems • Soft magnetic cores	• Medical • Communications • Energy • Precision motors • Data storage • Industrial • Automotive • Article surveillance
Through its mechanical carbon and specialty graphite operations, Morgan manufactures a wide range of traditional and 'new technology' engineered carbon products. An exciting future growth market is renewable energy where Morgan is seeking to leverage its materials expertise to develop integrated systems for fuel cells.	• Thrust washers • Hemispherical bearings • Seal counter-faces • Silicon carbide seal rings • Fuel cell sub systems • Semi-conductor chip processing products • LED and solar cell processing materials • Polymer composite piston ring assemblies	• Fluid handling • Electronics • Non-ferrous • Aerospace • Energy (inc. renewable)
The electrical carbon businesses comprises industrial and rail traction business and automotive and consumer operations. Combined with the motor technologies of its magnetics business, Morgan is able to provide customers with total end-to-end solutions.	• Carbon brushes • Slip rings • Commutators • Rotary collectors • Current collectors • Motor diagnostic systems • Pantograph collectors • Automotive electrical smart sub systems • Transit earthing systems • Consumer motor assemblies	• Utility • Transportation • Industrial • Energy • Automotive • Consumer electrical
Morgan's technical ceramics business is made up of two business areas – advanced ceramics incorporating precision coatings, and electro ceramics. Activities within these operations complement the technology of Morgan's magnetic operations.	• Medical implants • Semi-conductor wave handling products • Piezo-ceramic components and assemblies • High performance capacitors • Body and vehicle armour • Microwave dielectric components • Pump components • Laser tubes • Kiln furniture • Thread guides • Graphite powders • Diamond coatings	• Medical • Defence • Automotive • Communications (inc. microwave) • Industrial diamonds • Aerospace • Consumer goods • Thermal processing • Electronics and industrial equipment
The largest business sector within Morgan is insulating ceramics, which includes its thermal ceramic and crucible operations. The technical superiority of Morgan's products makes it a world leader in both business areas.	• Bio-soluble high temperature insulating fibre • High temperature insulating fibre and systems • Microporous insulation • Crucibles • Furnaces • Foundry products • Insulating castables • Fire protection systems • Fibre reinforcement preforms • Dense refractory and insulating building products	• Petrochemical processing • Steel • Aerospace • Primary aluminium production • Secondary aluminium and non ferrous metals • Construction • Incineration • Power generation • Industrial equipment and super alloys

Magnetics

Turnover £m
2001 215.1
2000 241.0

Underlying operating profit £m
2001 5.8
2000 23.4

Our performance in 2001 has been adversely affected by the severe decline in the disk drive and telecoms markets.


ADSL splitter
ADSL splitters are used for signal processing in telecommunications.

Morgan is a major supplier of magnetic systems for the disk drive market. Our performance during 2001 has been therefore adversely affected by the severe decline in computer sales worldwide, plus the downturn in the telecoms sector. This resulted in an underlying 10.7% fall in sales to £215.1 million, however the business is strongly positioned going forward.

In response to these harsh trading conditions and over-capacity in the market, we have taken action to further reduce the impact on margins by ceasing production of ferrite magnets in the US, with the closure of our facility in Speyer Germany, and transferring production to Slovakia.

Despite difficult market conditions, we have made progress in several areas. Overall sales of our superconductor products were up an encouraging 50% on the previous year – driven by their superior quality and reliability, which set industry standards in technical performance. These strengths helped us to grow our market share in the US and Japan.

Product and technical innovation continues to drive our business. Using our soft-magnetic material, we have designed the world's best magnetically shielded room for the PTP Institute in Berlin for use in biomagnetic research. Thanks to further technical improvements, one of our prototype samples has achieved a new world record for energy density for magnetics. This provides the basis for miniaturisation in applications of sensing and data storage as used in hard disk drive systems for computers.

New product developments include Vadodur 50, a highly corrosion-resistant and mechanically strong soft-magnetic material for use in the aerospace industry, and plastic-bonded rare earth permanent magnets for a wide range of applications in automotive and consumer markets.

We are also evaluating opportunities for using high-grade permanent magnets in linear motors, elevator motors and starter motors. The Group has filed patents for a new soft-magnetic powder – based on nano-crystalline compound – for use in electronic components. This powder offers excellent heat dissipation while being flexible and compact.

We are a leading player in the manufacture of High Temperature Superconductors (HTS) – these can cost-effectively produce a step change in the performance and the energy efficiency of large-scale electric motors. This technology is already being used by customers such as Siemens. Elsewhere, utility companies are evaluating its potential use in superconducting cables to greatly improve efficiency in energy transmission.

Work is also well advanced on the next generation of high temperature superconductors with densities in excess of 100A/mm^2 and lengths up to 1,000m.

The introduction of new information technology and production planning systems across all our magnetic manufacturing plants has enabled us to reduce working capital. These systems also help us meet the just-in-time supply requirements of global customers.

In order to tackle the growing Chinese market, during the year we began manufacturing product in Shenyang and established commercial operations in Shanghai.

2001 presented difficult markets for the magnetics businesses. We have acted to lower the operating cost base of this business and coupled with a strong pipeline of new products, this will ensure that Morgan is well positioned in the long term to respond to anticipated customer growth demands and be well positioned to offer technically superior products.

Engineered carbon


Turnover £m
2001 127.3
2000 124.9
Underlying operating profit £m
2001 8.4
2000 15.8

New product development, geographic reach and our ability to transfer technologies ensure that these remain robust businesses.



Fuel cell stack assembly verification
The technical performance and power output of fuel cell components are verified by extensive quality testing procedures.

Our engineered carbon operation incorporates two businesses: mechanical carbon and specialty graphite. In a tough trading environment, new product development, geographic reach and our ability to transfer technologies from one market to another ensure that these continue to be robust businesses.

Mechanical carbon
Strong demand in Europe underpinned an encouraging performance from our mechanical carbon operations. New orders for pump seals and bearings helped to compensate for weaknesses in the US, where trading deteriorated markedly during the second half of the year. A fall in customer orders, pricing pressures and the working capital reduction programme all had an impact on profits.

We continue to lead the silicon carbide market for tribological (wear resistant) applications, where sales improved significantly on the previous year. These materials have also proved suitable for ceramic armour applications to protect critical systems and personnel in military aircraft.

Our polymer composite materials continue to set global performance standards for reciprocating compressor use. The unique properties of these materials make them ideal for high-temperature, non-lubricated applications where operating conditions are particularly demanding. The compressor market remains the primary focus for these products. But in the near future Morgan will be expanding into other areas to which the distinctive and exceptional properties of these materials are suited.

In the defence market, we gained approval to supply major seals for fighter jets in the US.

Elsewhere, our Australian and Asian operations achieved positive results. Although these are currently smaller markets for Morgan, our progress there is encouraging and we are increasing local investment.

Specialty graphite
Following two consecutive years of strong growth, sales of Morgan's specialty graphite products have been adversely affected by the sharp decline in the semi-conductor processing equipment market. We have reduced the impact on profits through the implementation of Six Sigma manufacturing and quality programmes which have improved our gross margin on key products.

Advanced high speed machining and graphite purification technology, which we have successfully transferred from our US facilities, has helped to re-energise our European and Asian operations. This will provide new opportunities for value-added growth.

Morgan's continued investment in the fuel cell energy of the future is progressing well. During the second half of the year, we launched our new patented Electro Etch™ rapid manufacturing process, Biomemetic™ flow field designs and the Electro Foil™ continuous low cost material production process, which will lead to a substantial reduction in the cost of bipolar plates for fuel cells.

These innovative products are aimed at maximising fuel cell power density, reducing the number of stock components and therefore considerably reducing costs – a major prohibitive factor in the development of these products.

Our high-temperature management products continued to sell well and we achieved qualification for the Aerojet programme. Six Sigma cost management programmes have reduced raw material costs for these products.

There are also exciting growth opportunities in the semi-conductor, solar and optical fibre process equipment markets, particularly in Europe and Asia.

Electrical carbon

Turnover £m

2001 210.0
2000 197.9

Underlying operating profit £m

2001 17.0
2000 25.3

In automotive and consumer we have focused on addressing long term opportunities in newer markets, while industrial and rail traction has introduced innovative products.



Carbon commutators

Further technical improvements have led to increased orders for our carbon commutator products.

Our electrical carbon operation comprises two businesses – automotive and consumer, and industrial and rail traction. Against a backdrop of consolidation in our manufacturing operations, our automotive and consumer business has focused on addressing long term growth opportunities in newer markets such as energy conversion, while aggressively reducing costs in response to adverse trading conditions in the US.

Our industrial and rail traction business has introduced innovative products, and won new business.

Automotive and consumer

During the year we launched several new innovative system technology projects for both automotive and consumer intelligent motor applications. In order to strengthen our presence in this growth market, we acquired Multicraft, one of the leading US systems integrator companies in April 2001. This gave us enhanced systems capability globally, and enabled the existing magnetics and electro ceramics businesses to expand into the high-growth engine management controls/systems market.

We have developed a way to directly mould our commutators in conducting carbon. This offers the technical advantages of reduced noise and enhanced corrosion resistance. Orders for these products are developing rapidly. In July 2001 the opening of a new commutator facility in China significantly broadened our market reach.

Despite encouraging progress in Asia and South America, the rapid decline of the US market and widespread customer destocking had a significant impact on operating performance in 2001. We have taken a number of measures to minimise this impact and reduce costs. These include consolidating facilities – reducing the number of sites by mid-2002 – and significantly cutting labour and raw material costs.

The trading outlook for this business in 2002 continues to be challenging, but with a focus on new business and a continued drive to reduce costs, we anticipate an improved performance.

Industrial and rail traction

In a tough market, our industrial and rail traction business increased market share and had a good year with sales only marginally below the 2000 performance.

We made good progress in the US and Europe, particularly Germany, with further gains in Austria, Italy and Eastern Europe. We won new contracts for rail collectors and electric brushes across Europe, and an innovative new non-contact profiler for measuring the roundness of locomotive wheels has attracted interest from most major European rail operators.

We have secured new contracts around the world to supply our new rotary current collectors and systems, including both contact and non contact systems.

Overall growth has been slower across Asia despite significant successes in Hong Kong for our brush business in metro, rail, light train and tram systems. We also made good progress in mainland China with a variety of products for the power industry.

As part of our strategy to enhance profitability and improve cash generation our industrial and rail traction business has been simplified: we now have 4 centralised organisations instead of over 34 specific local businesses. This is enabling us to reduce stock, bring down overheads and develop combined market strategies. It is also helping us establish global partnerships with major customers including ABB, Siemens and Alstrom.

We have reduced the overall headcount of our industrial and rail traction operations by around 200 people. We have successfully transferred the manufacture of certain products from Germany to Hungary, and closed production lines at our facility at East Stroudsburg in the US. A significant portion of our industrial brush capacity has moved to our finishing plant in Mexico.

We have also rationalised our linear collector and brush-holder assembly activities in Germany and our electro carbon business in the UK.

Technical ceramics

Turnover £m

2001	153.8
2000	139.8

Underlying operating profit £m

2001	12.5
2000	13.2

We continue to develop leading edge materials for high technology growth markets.



Parking sensors

We are already market leaders in piezo-ceramic products for parking sensors.

Our technical ceramics operation comprises two business areas: advanced ceramics, incorporating precision coatings, and electro ceramics. In the former we have centralised certain activities and eliminated duplicated costs, while improving the transfer of key technologies which is vital to our product development pipeline. In electro ceramics we are gearing up for growth, in particular in demand for piezo-ceramic products.

Advanced ceramics

We have intensified our focus on certain key markets including semiconductors, laser/power tubes, aerospace, medical and microelectronics.

In 2001 our acquisition of Performance Materials Inc. considerably strengthened our position in the semiconductor equipment market. That company's product portfolio complements ours to give us a full range of leading-edge aluminas, non-oxide ceramics, braze alloy materials, and innovative ceramic/metal assemblies.

This expansion in our product offering resulted in market share gains, particularly within the medical market where growth was driven by heart pacemaker and cochlear implant assemblies for the electronic device implant sector. Progress in the surgical consumables and medical analytical instrument sectors was also encouraging.

Despite a fall of around 40% in the microelectronics market, we were able to produce our first commercial samples of high-volume, metallised ceramics for use in wire wound inductors and other electronic components. These innovative, high-value products are a driving force behind our strategy to become the world's leading and most advanced ceramics supplier.

As part of our recently announced restructuring programme, our precision coating business is now incorporated within our advanced ceramics operations.

During the year we strengthened our coatings range significantly with the acquisition of Diamonex. This company is a leading US manufacturer of pure diamond components for the heat spreader markets. This acquisition gives us increased access to the semiconductor and micro electronics markets.

Electro ceramics

Our electro ceramics operations performed strongly. Our continued investment in piezo-ceramic products paid off with increased sales in 2001. We are already a market leader in piezo-ceramics products for automotive parking sensors, a market which we anticipate will grow strongly during the next two to three years as these sensors become a standard feature on vehicles.

Clean room facilities have been established in the US and Holland which will allow us to commercialise our rapidly developing multi-layer piezo technology. The first high-volume application is likely to be as actuators in the disk drive and diesel injection markets, where the ability to create instant and measured micro-movement enables customers to considerably increase the precision of these products.

Development activity in the telecoms and disk drive sectors continues at a high level.

Insulating ceramics

Turnover £m

2001 314.9
2000 317.2

Underlying operating profit £m

2001 20.9
2000 24.8

We have taken action to reduce costs, and are well placed to capitalise on the first signs of economic recovery.

Global benchmarking
This is delivering universal efficiencies across all business activities.



Fibre preforms
Morgan's engineered fibre preforms reinforce the metal matrix of highly stressed engine components.

This is Morgan's largest business sector and incorporates two businesses: crucibles and Thermal Ceramics®. We have taken effective cost-cutting measures to protect these businesses from downturn, while moving to further capitalise on our world-leading position in these areas.

Crucibles
Our crucible business performed well against a background of significant market decline particularly in the second half of the year. The recent restructuring of the business has however begun to bring benefits, with the overall operating margin improving in the second half of the year to 15.0% from 12.8% in the first half.

In March 2001, we opened our redeveloped UK manufacturing facility. This advanced plant now boasts the latest production technology and state-of-the-art Iso-static pressing capacity. It is designed to increase manufacturing efficiencies and meet the requirements of the most demanding metal melting and casting applications. We have sold the remaining part of the site for redevelopment.

Additional crucible production capacity has come on-stream at Morgan's joint venture facility in India. This provides enough capacity to meet local demand while also being a source of product for export into the Middle East and Asia, which are growing markets.

Despite tough trading conditions over the past 12 months, particularly in the US, our crucibles business is in good shape. We have taken action to reduce costs, and we are well placed to capitalise on the first signs of economic recovery.

Thermal Ceramics
A major restructuring of our Thermal Ceramics business began in 2001 to reduce costs significantly and improve operating margins. In the first phase, a global approach to cost management has resulted in a reduction in the number of operations and 300 job losses.

We announced a programme in March 2001 to dispose of a number of non-core Thermal Ceramics operations. In October we completed the sale of our small dense refractory operation in Brazil to Saint Gobain of France, and in December we announced the phased sale of our dense refractories operations in Australia to Shinagawa Refractories of Japan. Our holding in this business is now less than 50%, with the balance to be sold to Shinagawa Refractories during the next five years.

As the only truly global supplier of high-temperature insulating products, we have focused on capitalising on our market position and manufacturing base to offer customers total business solutions tailored to their worldwide needs. Our ability to supply consistent high-quality products anywhere in the world is especially attractive at a time when more and more market sectors – particularly petrochemical and power – are managed on a global basis.

We have made progress towards revitalising our Thermal Ceramics operations, but the overall performance of this business in 2001 was adversely affected by the steep decline in the demand for dense refractories for the steel industry worldwide. Our exposure to this sector has been significantly reduced by the sale of our operations in Brazil and Australia.

There were a number of encouraging areas – most notably in the power generation and fire protection sectors where new products such as an acoustic blanket – offering both thermal and acoustic insulation – underpinned sales growth. In order to address the anticipated demand in the fire protection sector, we established a new sales force and distribution network.

The worldwide soluble fibre market has also continued to grow. As market leader, we are committed to extending our range and production capacity. We have increased fibre capacity at our Mexican manufacturing facility and at the end of the year we brought on stream a new plant in Shanghai, China.

Within this key product area we continue to focus our research and development activity on soluble products capable of withstanding ever-higher temperatures. With this approach to business development, the rationalisation of non-core activities, solid market-leading positions and a pipeline of new products, Morgan's Thermal Ceramics business is strongly placed going forward.

Our people



Andy McIntosh Director of Personnel

Establishing secure foundations for the future, we have identified an 'Emerging Talent Pool' of high-quality people with the ability to progress rapidly within the Group.

Innovation within Morgan

We are helping managers to effectively manage and initiate change – especially important in times of economic downturn.

The success of Morgan is not just driven by our technology – but by our people as well. Our expertise is both broad and specialist, and our management is focused and strong.

The Group is committed to implementing policies, practices and procedures that ensure its businesses are managed and staffed by high-quality people – people who are focused on, committed to and capable of making Morgan world class in all it does. Here is how we are making this a reality.

Training, development and succession planning

We give employees every opportunity to develop and improve their skills and fulfil their potential. Training options include an extensive range of residential courses – from financial management to leadership and motivation techniques.

We are helping managers to effectively manage and initiate change – especially important in times of economic downturn.

Establishing secure foundations for the future, we have identified an 'Emerging Talent Pool' of high-quality people with the ability to progress rapidly within the Group.

As an innovative supplier with a culture of continuous improvement, Morgan has aimed to achieve world class capability across all its activities, including employee training and development. In 2002 Morganite Electrical Carbon Ltd gained the prestigious Investors In People accreditation, going on to win the People in Business Award which recognises best practice in people development among companies in Wales.

Communications

A number of initiatives are ensuring the smooth and effective flow of information around the Group – an integral part of the management process. In Europe, an annual Employee Forum brings together delegates from Morgan businesses for a two-day meeting. Delegates are able to quiz the Executive Directors, before returning home to brief their respective business units.

We use videos, presentation materials and in-house magazines (both corporate and local) to promote the exchange of information.

Six Sigma and continuous improvement

The Group is fully embracing the processes of Six Sigma to develop an operating culture of continuous improvement.

Six Sigma is designed to reduce waste and increase efficiency by removing variation from the production process. In addition, employees are becoming truly empowered to take responsibility for implementing improvements in their workplace.

Rewards

The Group believes in incentives to encourage employees to achieve performance excellence.

Senior Executive Bonus Plans are being refocused to align closely with Morgan objectives and targets. We are developing a culture which promotes not just individual success – but also encourages businesses to cooperate, share information and assist each other.

Shared services

In the US we have pioneered a human resource (HR) Shared Services Council supported by a dedicated HR intranet. This encourages the transfer of best practice, experience, expertise and excellence from one Morgan business to another. The next step is to establish a similar arrangement in Europe.

Work in the community

The Group actively encourages all its businesses to participate in and support their local communities. In the UK, Morgan recently established a five-year bursary with the Outward Bound Trust and childcare charity Barnardo's.

Share scheme

The Group encourages employees to participate in the success of Morgan and own shares in the Company. We have extended the opportunity for share ownership to employees in North America. This will gradually be rolled-out to other parts of the world.

Equal opportunities

Morgan is an equal opportunities employer and follows policies of non-discrimination on the grounds of sex, race, religion, culture, creed, age or disability. We select people on the basis of their ability and suitability.

Chairman's statement



Dr Bruce Farmer CBE Chairman

With a lower cost base and a more efficient organisation structure we are confident in our ability to return to profitable organic growth.

2001 was undoubtedly one of the most challenging years for manufacturing industry. In the first half Morgan successfully offset the downturn in the US by increasing market penetration in Europe, South America and Asia, but in the second half European markets weakened considerably followed by Asia. In response we focused on cash generation and accelerated our ongoing programme to reduce operating costs further. As a result, we reduced our borrowings by £20 million for the second half of the year.

Trading results

Group turnover was £1,024.5 million, down from £1,051.1 million in 2000. After adjustment for movements in foreign exchange rates, acquisitions and disposals, the underlying decline was 5.7%. The first half showed positive organic growth over last year, albeit marginal. Turnover in the second half was lower than the same period last year by 11.8% on a comparable basis. Operating profit before goodwill amortisation was £64.3 million (2000: £104.4 million). Operating margins on the same basis were 6.3% (2000: 9.9%). Profit before tax was £45.1 million before goodwill amortisation and corporate exceptionals (2000: £88.2 million).

Restructuring

Morgan plans to invest approximately £70 million during 2002-2004 on radical restructuring. Approximately £40 million of this will be cash related and consequently the Group's operating cost base will be reduced by around £30 million a year from 2004. The changes are designed to lower operational gearing and remove fixed costs, while at the same time exploiting the considerable growth opportunities across our product portfolio.

Dividend

In view of the difficult trading conditions and the substantial restructuring programme undertaken by the Group, the Board has decided that no final dividend will be paid for the year. This decision was announced on 5 February 2002. The interim dividend of 7.4p per Ordinary share was paid on 7 January 2002. The Board intends to return to a policy of progressive dividend payments at the appropriate time

People

Morgan's future depends on the dedication, knowledge and skills of its employees. Many of our people were severely tested during the year. On behalf of the Board I would like to thank them all for their extraordinary efforts.

Outlook

Our markets have generally stabilised compared to the second half of 2001 but we continue to view the immediate future with caution. We have shown our ability to produce organic growth when markets permit and to generate cash from our businesses during challenging times. We are continuing to focus on cash management whilst working aggressively to reduce our operating cost base This will provide a firm platform for profitable growth of a number of our new technologies.

Our businesses enjoy strong positions in the markets in which they operate. Consequently with a lower cost base and a more efficient organisation structure we are confident in our ability to return to profitable organic growth.

Financial review

Group turnover and underlying operating profit

	Turnover		Underlying operating profit*	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Magnetics	**215.1**	241.0	**5.8**	23.4
Engineered carbon	**127.3**	124.9	**8.4**	15.8
Electrical carbon	**210.0**	197.9	**17.0**	25.3
Technical ceramics	**153.8**	139.8	**12.5**	13.2
Insulating ceramics	**314.9**	317.2	**20.9**	24.8
Continuing businesses	**1,021.1**	1,020.8	**64.6**	102.5
Discontinued business	**3.4**	30.3	**(0.3)**	1.9
Total group	**1,024.5**	1,051.1	**64.3**	104.4

*Before goodwill amortisation

Group turnover totalled £1,024.5 million (2000: £1,051.1 million) down 2.5% on the previous year. After eliminating the effect of foreign exchange rates, acquisitions and disposals, overall turnover for the Group declined organically by 5.7%. This decline occurred entirely in the second half of the year. After six months turnover on a comparable basis had moved slightly ahead, by 2.7%, against the same period last year. Sales in the second half were lower by 7.8% compared to the same period last year, as trading conditions deteriorated sharply.

Summarised above is an analysis of the Group's turnover and underlying operating profit by global business sector.

Group operating profit after charging goodwill amortisation of £7.7 million (2000: £5.8 million) was £56.6 million (2000: £98.6 million); a decline of 42.6%. As with turnover, the majority of this decline was experienced in the second half of the year. Having shown an operating profit of £43.8 million at the half year in an already difficult trading environment, economic and market conditions had worsened significantly in the second half to produce a much reduced level of operating profit at £12.8 million.

The acquisitions of Performance Materials Inc., Diamonex Inc. and Multicraft during the first half of the year contributed £33.7 million to turnover and £0.7 million to operating profit before goodwill amortisation. Total amortisation of goodwill rose £1.9 million to £7.7 million (2000: £5.8 million) largely as a consequence of these acquisitions.

Group operating margins (before goodwill amortisation) were 6.3% (2000: 9.9%), adversely impacted by both the decline in turnover as well as actions taken to mitigate the impact of the deteriorating trading conditions on overall borrowings. To help lower inventory levels, production levels at a number of facilities were substantially reduced and several plants ceased manufacturing temporarily. While such measures helped to protect cashflow the resulting manufacturing inefficiencies contributed to the decline in operating margins.

Finance charges net of investment income were £19.2 million (2000: £16.2 million) reflecting a higher level of net borrowings during the year. The majority of the Group's borrowings are at variable interest rates and we were therefore able to benefit from the lower interest rates in both the USA and Europe.

Pre tax profit before goodwill amortisation and corporate exceptional items was £45.1 million (2000: £88.2 million). Overall profit on ordinary activities before taxation was £19.8 million (2000: £92.6 million). This latter reduction was a consequence of both the decline in operating profit as well as losses of £17.6 million from corporate exceptional items compared to a gain of £10.2 million from such items last year.

Corporate exceptional items arose from three categories. A loss of £8.5 million was incurred on the partial disposal in December 2001 of the Group's non-core Australian dense refractory brick operations to Shinagawa Refractories of Japan. As part of this disposal the buyer also agreed to purchase the retained holding of 49% within

Foreign currency impact US$


Average rate
2001 1.440
2000 1.515
Year end rate
2001 1.441
2000 1.493

the next five years. A loss of £6.4 million arose on the disposal of fixed assets, largely surplus properties in the UK and USA, which produced cash proceeds of £13.6 million. A loss of £2.7 million also arose on the closure of businesses.

A five year summary of the Group's financial results is set out on the inside back cover.

Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries are illustrated above.

Taxation

The Group tax charge of £12.5 million (2000: £30.5 million) gives an effective tax rate of 63.1% (2000: 32.9%) after exceptional charges. There was no tax attributable to corporate exceptional items (2000: £4.0 million). Based on pre tax profits before goodwill amortisation and corporate exceptional items, the effective tax rate was 27.7%.

Dividend

An interim dividend of 7.4 pence per Ordinary share (2000: 7.4 pence) has been paid for the year. In view of the difficult trading conditions and the substantial restructuring programme being undertaken by the Group, the Board has decided not to propose a final dividend. Total dividend for the year will therefore be 7.4 pence per Ordinary share (2000: 15.9 pence). It is the intention of the Board to resume a policy of progressive dividend payments at the earliest opportunity.

Earnings per share

Basic earnings per share, calculated using overall profit on ordinary activities was 2.0 pence (2000: 25.1 pence). Earnings per share, based on underlying profits before goodwill amortisation fell 48% to 13.0 pence (2000: 25.0 pence). Details of these calculations can be found in note 11 on page 44.

Balance sheet

At the end of the year shareholders' funds were £432.1 million (2000: £447.0 million). With net borrowings of £276.1 million (2000: £220.0 million), the Group finished the year with gearing of 62.3% (2000: 47.7%).

The net book value of tangible fixed assets fell to £490.3 million. Note 13 on page 45 provides the relevant details behind this amount. The main movements in 2001 were additions to fixed assets of £60.1 million (2000: £72.0 million) and the depreciation charge of £48.0 million (2000: £43.5 million). The ratio of additions to depreciation was 1.3 times (2000: 1.7 times).

Goodwill on acquisition of businesses rose to £138.4 million (2000: £112.6 million). Note 12 to the financial statements analyses the movements in the balances during the year. The principal movements relate to the current year's acquisitions.

Net current assets were £159.3 million (2000: £142.0 million) at the end of the year, an increase of £17.3 million.

Cashflow

Net cash inflow from operating activities was £109.4 million (2000: £114.8 million). Despite a fall of £42.0 million in operating profit, cash generated from operating activities has only declined by £5.4 million. This is a consequence of the Group successfully focusing on reducing its controllable working capital, particularly in the second half of the year. A strong focus on working capital management helped to reduce stock and debtor days. It can be seen from note a) to the cashflow statement on page 37 that reduced stocks and debtors contributed £6.7 million and £22.5 million respectively to cashflow. Consistent with our focus on reducing inventories, creditors also fell by £33.5 million as purchasing levels were cut back.

Net interest accounted for £19.7 million (2000: £16.2 million) and taxation £14.1 million (2000: £18.7 million). Cash outflow on capital expenditure was £57.6 million (2000: £70.9 million). After dividend payments of £39.0 million the Group's free cashflow for the year was an outflow of £7.4 million (2000: £21.6 million). Free cashflow at the half year was an outflow of £27.1 million and the Group was therefore able to generate a positive free cashflow of nearly £20 million in the second half of the year, despite the difficult trading environment.

Foreign currency impact euro



Average rate
2001 1.609
2000 1.642
Year end rate
2001 1.611
2000 1.581

The acquisitions of Performance Materials Inc. (PMI), Diamonex Inc. and Multicraft, in the first half of the year, make up the majority of the cash outflow on acquisitions. PMI produces high purity ceramic materials sold predominantly to the semi-conductor capital equipment market. Diamonex manufactures a range of diamond coatings whilst Multicraft brings design and assembly expertise to our electrical carbon business. The total cash spent, including deferred consideration paid for previous acquisitions, amounted to £45.9 million (2000: £9.3 million).

Treasury policy

Senior management, in accordance with Board approved treasury policies, directly controls daily treasury activities. The overall policy seeks to reduce, or eliminate as far as possible, financial risk and to ensure that sufficient liquidity is available to meet all foreseeable needs. All treasury activity whether at Group or subsidiary level takes place within approved policies and procedures that are laid out in the treasury manual. At Group level the treasury department, to a limited extent, uses derivatives and financial instruments to manage risk by altering the interest rates and currency of its exposures to provide greater certainty of future costs. Speculative transactions are not permitted.

The Group's policy is to borrow principally on a floating rate basis. When appropriate the Group will fix interest rates using interest rate swaps or other instruments. At the year end there was £35.0 million of interest rate swaps outstanding. After taking account of these swaps 82% of the Group's debt was exposed to floating rates of interest.

Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury.

Currency translation risks are managed centrally with a policy of managing the translation exposure of major overseas net assets by seeking to match the currency of borrowings with the denominating currency of the net assets being held. Approximately 50% of the net assets of the Group are denominated in sterling, with US dollar and the euro representing the only other significant exposures.

Borrowing facilities and liquidity

Group Treasury arranges the large majority of the Group's committed borrowing facilities. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally. Bank borrowings are principally in the form of committed, multi-currency bilateral credit facilities from 11 banks. Other borrowings consist of various US dollar note facilities.

At the end of the year the Group's total committed borrowing facilities amounted to £428 million of which 19% will mature during the next twelve months. At the end of the year the Group had cash reserves of £72.7 million and undrawn committed facilities of £99.8 million.

Accounting policies

The Group has decided to adopt FRS19 *Deferred Tax* with effect from 2002, and FRS17 *Retirement Benefits* with effect from 2003. Consistent with the transitional requirements of FRS17, certain information with regard to the Group's various pension schemes has been disclosed in note 32. FRS18 *Accounting Policies* has required the Group to review the appropriateness of its accounting policies and has been fully implemented during the current year. The Directors have considered the existing accounting policies of the Group and have determined them to be appropriate.

Directors and Executive

Executive Committee


Group Chief Executive


Nigel Howard
Chairman of Ceramics


David Davies
Finance Director


Bill MacFarlane
Chairman of Carbon


Alan Begg
Director of Technology


Andy McIntosh
Director of Personnel


David Coker
Company Secretary

Ian Norris (59)*
Appointed as Group Chief Executive in January 1998. He joined Morgan in 1969 and was appointed a Director in January 1991. He was responsible for the Asian and US carbon operations from 1981 and became Managing Director of Morganite Electrical Carbon 1985 to 1986 and Chairman of the Carbon Division 1986 to 1998.

Nigel Howard (56)*
Joined Morgan in 1967 and became a Director in 1992. He is currently Chairman of the Ceramics Division. His previous posts include Managing Director of Morganite Special Carbons 1980 to 1986, Chairman of Mechanical Carbon Division 1986 to 1988; and Chairman of the Thermal Ceramics Division 1988 to 1998.

David Davies (46)*
Appointed Finance Director in March 2000. Previously Finance Director at London International Group plc, prior to which he held senior financial positions with Walt Disney Group, Grand Metropolitan plc and BOC plc. Mr Davies has tendered his resignation as a Director with effect from 31 March 2002.

Bill MacFarlane (53) (Canada)
Having joined Morgan in August 1982, he has been Chairman of the Carbon Division since January 1999. Prior to this, he held a series of senior positions within the Carbon Division from 1992 to 1999. He was previously Managing Director of Crane Canada Limited's Environmental Systems Division for six years.

Alan Begg (47)
Joined Morgan in 2001 as Director of Technology, having been Vice-President Technology of Federal Mogul. He previously worked with T&N Technology and BP.

Andy McIntosh (57)
Joined Morgan in 1984 as Director of Group Personnel and became a member of the Executive Committee in 2001. He previously worked for the Jefferson Smurfit Group, Kraft Foods and Bowater Corporation.

David Coker (56)
Appointed Company Secretary in 1989 having joined Morgan in October 1988 from The Guthrie Corporation.

*Executive Director

Non-Executive Directors



From left to right

Richard Perle (60) (USA)
Became a non-executive Director in June 1988 having previously served as United States Assistant Secretary of Defence 1981 to 1987. He is currently Resident Fellow of the American Enterprise Institute.

Sir Alan Cox CBE (65)†#ø
Joined the Board as a non-executive Director in January 1995 and has been a recent Member of the Financial Reporting Council. He is a non-executive Director of Meggitt plc.

Sir Clive Whitmore (67)†#ø
Appointed as the senior non-executive Director in December 1998 after four years' service as a non-executive Director. He was previously Permanent Secretary at the Home Office and is a non-executive Director of N.M. Rothschild & Sons Limited.

Dr Bruce Farmer CBE (65)†#
Having joined Morgan in 1981 as a Director, he became Group Managing Director 1983 to 1997 and was appointed non-executive Chairman in January 1998. He is currently Chairman of Scottish and Southern Energy plc. He is a non-executive Director of Foreign & Colonial Smaller Companies plc.

Lars Kylberg (62)†#ø
(Sweden)
Appointed a non-executive Director in September 1996, having previously been President and CEO of Saab Scania and Chairman of Haldex A.B. He is Chairman of the Swedish Institute of Standards and holds non-executive Directorships with International Business Systems IBS and The Generics Group AG.

David Godwin (63)†#ø
Became a non-executive Director in July 1998 and had previously been senior corporate partner at Cazenove & Co. His other non-executive Directorships include Paterson Zochonis plc, Great Portland Estates plc and The Generics Group AG.

† Member of the Audit Committee
# Member of the Nominations Committee
ø Member of the Remuneration Committee

Directors' report

The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2002.

Principal activities and business review

The Company is the ultimate holding company of a group of subsidiary undertakings engaged in the manufacture and marketing of carbon and ceramic components for application in a wide range of industries and services (the 'Group'). A review of developments affecting the Group during the year and its prospects for the future appear on pages 1 to 17.

Acquisitions and disposals

During 2001, the Group made two small technology acquisitions relating to its core businesses, namely Performance Materials Inc. for a consideration of US$18.2 million (£12.2 million) and Diamonex Inc., for a consideration of US$13.8 million (£9.3 million). Both were reported in the 2000 report and accounts and have brought leading edge technology to the Group in the areas of ceramics and coatings.

The only other acquisition of note made during 2001 was of certain assets and liabilities from Multicraft International Limited Partnership in respect of the design, manufacture and marketing of electronic and electromechanical components in the automotive industry for a consideration of US$29.7 million (£20.7 million).

During the year the following disposal to a related party was completed:

Shinagawa Thermal Ceramics Pty. Limited – Australia – Sale of 21% of the Group's shareholding in Shinagawa Thermal Ceramics Pty. Limited to the remaining shareholder for A$2.8 million (£1.0 million).

In addition, the Company continues its process of reducing the number of subsidiary undertakings held in the Group.

Share capital

The Company's share capital, together with details of shares issued during the year, is set out in note 24 on pages 52 and 53.

Financial results

The profit after taxation for the year ended 4 January 2002 was £7.3 million (2000: £62.1 million). Profit before tax for the same period was £19.8 million (2000: £92.6 million). Turnover was £1,024.5 million (2000: £1,051.1 million) and operating profit before goodwill amortisation was £64.3 million (2000: £104.4 million). Diluted earnings per share were 2.0p (2000: 24.9p). Capital and reserves at the end of the year were £443.3 million (2000: £461.2 million) and profit on ordinary activities before taxation provided a return of 4.5% on that capital (2000: 20.1%). The Group's accounting policies can be found on pages 32 and 33.

Profit appropriations

In respect of the Ordinary capital, an interim dividend of 7.4p per Ordinary share, £17.2 million, was paid on 7 January 2002. It is not proposed to pay a final dividend. The proposed dividend on Preference capital is £2.1 million.

Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier has provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the year end was 30 days and for the Group was 55 days.

Research and development

A full report on the Group's activities in the field of research and development can be found on pages 4 and 5.

Personnel

Details of the Company's and the Group's personnel policies and employee involvement are disclosed on page 14.

Employee share and share option schemes

The Company operates a number of employee share and share option schemes. Under the rules of the employee and executive share option schemes, 729 employees have options over the Company's Ordinary shares. Details of outstanding options are given on page 52. In 2001 the Company launched a new international all-employee share purchase plan in the USA and 504 employees are currently participating in this plan. It is intended to launch this plan gradually in other countries to give employees an opportunity to invest in the Company's shares.

Directors

All those who served as Directors throughout the year under review are listed on pages 18 and 19.

In accordance with the Articles of Association, the Directors who retire at the forthcoming Annual General Meeting are Mr I P Norris and Mr L Kylberg who, being eligible, offer themselves for re-election. Mr Norris has a service contract with the Company subject to two years' notice of termination. However in accordance with the Company's policy of achieving a one year notice period, there will be a change to the termination provision for Mr Norris who will convert to a one year notice period with effect from the forthcoming Annual General Meeting. Mr Kylberg is a non-executive Director and does not have a service contract. Details of their background and experience are shown on pages 18 and 19.

Mr D C Davies has tendered his resignation as a Director with effect from 31 March 2002.

The Board has announced that Mr N Young has been appointed a Director to be effective from 8 April 2002. In accordance with the Articles of Association, Mr Young will retire at the forthcoming Annual General Meeting and, being eligible, will offer himself for re-election. Mr Young has commenced employment with a service contract with two years notice of termination which will gradually convert to a one year notice period commencing from the Annual General Meeting to be held in 2003.

Details of the Board Committees and the non-executive Directors who serve on them can be found on page 19.

Donations

Morgan companies made the following donations:

Charities

United Kingdom	£53,602
Overseas	£50,921

No political donations have been made.

Substantial shareholdings

The Directors have been advised of the following holdings representing 3% or more of the issued Ordinary share capital of the Company as at 12 March 2002, the latest possible date prior to the publication of these financial statements:

Company	shares	%
Axa S.A.	26,764,278	11.53
CGNU PLC	14,264,348	6.15

Auditors

During the year under review, Ernst & Young LLP (previously Ernst & Young) resigned as the auditors of the Company and confirmed that there were no circumstances connected with their resignation which they considered should be brought to the attention of members or creditors of the Company. KPMG Audit Plc had signified their willingness to accept the appointment as auditors of the Company and accordingly were so appointed by the Directors during the year. Special Notice will be given of the proposed reappointment at the forthcoming Annual General Meeting of KPMG Audit Plc as auditors of the Company.

Annual General Meeting

The Annual General Meeting of the Company will be held on Friday 14 June 2002 at 12.30pm at the Hotel Intercontinental, One Hamilton Place, Hyde Park Corner, London, W1. The special business to be transacted at the Meeting will be the renewal of the Directors' authority to allot shares, the dis-application of pre-emption rights in certain circumstances and the reappointment of auditors of the Company. Approval will again be sought at the Meeting for the renewal of the authority for the Company to buy back its shares. Full details of these matters will be covered in a separate circular to shareholders. Notice of the Annual General Meeting and a Separate Class Meeting for the Third Preference shareholders will be found in such circular, which will be sent to shareholders in May.

By Order of the Board
D J Coker
Secretary
12 March 2002

Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP. Registered in England No. 286773

Report of the Remuneration Committee

Composition of the Remuneration Committee

The members of the Committee are the non-executive Directors, excluding Dr E B Farmer and Mr R N Perle, under the Chairmanship of Sir Clive Whitmore who is the senior independent non-executive Director. The non-executive Directors are listed on page 19 of the Report and Accounts.

Compliance

The principles applied by the Remuneration Committee in forming their policy for 2001 were consistent with the best practice provisions of the Principles of Good Governance and Code of Best Practice issued by the Financial Services Authority (the 'Combined Code') and the Company has throughout the year under review complied with the provisions set out in Section 1 of the Combined Code.

Policy on remuneration of Executive Directors and Senior Executives

a) Total level of remuneration

The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully. The intention is to ensure rewards are linked to corporate and individual performance. This policy must take account of the decentralised and differing nature of the Morgan businesses in addition to reflecting the technical challenges which the Company faces as materials technologists in a global market place.

b) The main components

The Company has in place performance-related reward policies with measurable targets. These are designed to reduce the proportion of fixed remuneration and provide for a growing element of 'at risk' pay, which is only available when good results are achieved. In this way, there is a strong link between reward and performance which should be beneficial to shareholders, employees and the Company. The targets are set on the basis of being challenging performance criteria reflecting the Company's objectives.

The main components are:

i Basic salary

Basic salary for each Director is determined by the Remuneration Committee, taking into account the performance of the individual and information taken from independent sources covering 330 of the FTSE 350 companies and some 2,000 directors on the rates of salary for similar jobs in a selected group of comparable companies. In view of the current economic climate the Committee has agreed that a salary review for Directors and the senior executives at 1 January 2002 would be inappropriate.

ii Annual bonus

The targets for annual bonus are set by the Remuneration Committee balancing the short term and longer term. Superior performance is encouraged by providing challenging performance goals, which must be achieved before the maximum bonus is payable. The bonus scheme includes individual objectives and targets linked to the Group's performance.

With respect to the year ended 4 January 2002, specific targets were set relating to free cashflow, group operating profit and the ratio of operating profit to funds employed. Following the necessity to issue the trading announcement in October 2001 which partly reflected the impact of the tragic events of September 2001, it has been agreed that no bonuses will be paid to the Directors in respect of 2001.

iii Share schemes

The Company believes that share ownership by the executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders. Executive share options are not granted at a discount at the time of grant and must be held for a minimum period of three years. The Committee has long held the belief that such options should be spread as widely as possible amongst Morgan's senior and middle management. Options granted since 1996 to senior and middle management personnel have performance criteria for the exercise of those options based on the growth in the Company's earnings per share over the three year period following grant and will require the growth in earnings per share to outperform inflation by at least 6% in aggregate over that period. No options were granted to Directors in 2001.

iv Long Term Incentive Plan

The Morgan Long Term Incentive Plan (the 'LTIP') was introduced after the 1995 AGM following its approval by shareholders and as reported in prior years, awards were made under the LTIP in 1995 and 1998 against performance criteria as previously reported.

Shares awarded under the 1995 grant were released to the Directors and senior executives in June 2001. Details of the awards received by Directors are shown on page 24. All awards granted in 1998 lapsed during 2001 as the pre-set performance criteria were not met. No further awards have been granted under the LTIP.

Shares issued on vesting of the LTIP awards were satisfied by shares held in the Morgan General Employee Benefit Trust (the 'Trust') and thus there was no necessity to issue new shares. Shares which have been purchased by the Trust are disclosed to the London Stock Exchange. 49,520 Ordinary shares were received by the Trust in January 2001 pursuant to the Company's Dividend Reinvestment Plan in lieu of the 2000 interim dividend and 109,000 shares were purchased by the Trust with dividend income received during the year. The Trust acquired a further 11,150 Ordinary shares in respect of the interim dividend for 2001 which were received during January 2002. A total of 336,064 Ordinary shares are held by the Trust as at the date of this report.

c) Companies used for comparison

In assessing all aspects of pay and benefits, Morgan compares the packages offered by similar companies. These companies are chosen having regard to:

i the size of the company – its turnover, profits and number of people employed;

ii the diversity and complexity of its businesses;

iii the geographical spread of its businesses; and

iv its growth and expansion profile.

d) Company policy on contracts of service

In early 1995, at the Company's request, the Directors agreed, with no compensation, to reduce the notice period for termination for executive Directors' service contracts from three years to two. Given the specialist and niche markets of the Company's businesses, Morgan relies heavily on the technical experience and breadth of knowledge of its executive Directors which are essential to the success of the Company's operations in the many countries of the world in which it is present. In order to retain and attract personnel of the high calibre required for these positions, the Committee has felt for some years that it was not appropriate to reduce the notice period to less than two years. The notice period was again reviewed during the year and in view of the niche technical nature of the Company's businesses the Committee agreed that two year notice periods should be maintained. This was particularly important given the organisational change which the Group has undergone. However it was recognised that companies were now looking to ways in which the notice periods could be reduced. Accordingly, recognising good corporate governance, the Company has agreed with its executive Directors that their service contracts will gradually reduce to a one year notice period commencing from the Annual General Meeting at which they would normally become eligible for re-election, with the exception of Mr I P Norris who will reduce to a one year notice period with effect from the forthcoming Annual General Meeting and Mr N Young whose notice period will gradually reduce to one year commencing from the Annual General Meeting to be held in June 2003. Morgan would continue to apply the principle of mitigation to any payment of compensation on termination.

e) Company pensions policy regarding executive Directors

Morgan's executive Directors participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, funded occupational pension scheme. Its main features are:

i a normal pension age of 60;

ii pension at normal pension age of two thirds of final pensionable salary, subject to completion of 15 years' service for those who commenced their employment with the Group on or before 17 March 1987 and 20 years in respect of post March 1987 employment;

iii life assurance cover of four times basic salary;

iv dependant's pension on death.

Pensionable salary is the member's basic salary averaged over the three years prior to retirement. Previously, cash bonuses were considered part of pensionable salary, until the beginning of 2001 when a decision was taken to exclude them. All plan benefits are subject to Inland Revenue limits.

In addition, where an executive Director's benefits in the approved scheme are limited by the 'Earnings Cap' imposed by the Finance Act 1989, the Director may participate in the Morgan Additional Retirement Scheme which is a non-contributory, Inland Revenue unapproved, defined contribution, occupational pension scheme. This scheme provides a tax-free lump sum retirement benefit at a normal pension age of 60, derived from employer contributions based on the approved scheme's pensionable salary. However as the scheme is unapproved by the Inland Revenue, employer contributions are treated as 'benefits-in-kind' for income tax purposes. The Director may also elect to receive life assurance cover of four times basic salary in excess of the 'Earnings Cap', the cost being deducted from the employer contribution.

Non-executive Directors

Non-executive Directors receive a basic fee plus re-imbursement of expenses incurred in attending Board, Strategy and other meetings. The non-executive Directors do not participate in any of the incentive, share or share option plans. The options held by Dr E B Farmer were awarded to him at the time when he was an executive Director of the Company. No further awards have been made to him since he was appointed a non-executive Director.

The fee payable in respect of services provided by each of the non-executive Directors other than the Chairman and who are listed on page 19 and who served throughout the year was £25,000 per annum during 2001. The fee payable in respect of the services provided by Dr E B Farmer, together with the provision of a company car amounted to £198,731.

Schedule of Directors' pay and benefits

Executive Directors	Basic salary £	Annual bonus £	Other benefits £	2001 Total emoluments £	Company pension contribution £	2001 Total remuneration £	2000 Total remuneration £
Mr D C Davies	262,500	–	21,463	283,963	86,083††	370,046	309,319**
Mr N G Howard	262,500	–	23,182	285,682	78,750	364,432	375,135
Mr I P Norris*	341,250	–	17,878	359,128	102,375	461,503	480,856
	866,250	–	62,523	928,773	267,208	1,195,981	1,165,310
2000 Total***	783,333	100,266	46,711	930,310	235,000	1,165,310	

*Highest paid Director.
**Mr D C Davies was appointed a Director on 14 March 2000.
***The figures for 2000 have been restated by a total of £14,100 to reflect a correction to the 2000 figures disclosed last year.

Pension benefits earned by the Directors

The executive Directors listed below participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, occupational pension scheme.

Executive Directors	Increase in accrued pension during the year (ii)	Transfer value of increase (iii)	Accumulated total accrued pension at year end
Mr D C Davies††	£3,190 p.a.	£14,204	£5,775 p.a.
Mr N G Howard	£14,209 p.a.	£171,507	£161,010 p.a.
Mr I P Norris	£21,353 p.a.	£322,413	£219,217 p.a.

††Mr D C Davies is also a member of the Morgan Additional Retirement Scheme (see above). The sum of £57,733 paid to the Morgan Additional Retirement Scheme in respect of Mr D C Davies is included in the Company pension contributions shown above.

Notes to pension benefits

i The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
ii The increase in accrued pension during the year excludes any increase for inflation.
iii The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less the Directors' contributions.
iv Members of the scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.
v The accumulated total accrued pension at the end of 2001 for the highest paid Director in that year, Mr I P Norris, was £219,217.

Directors' interests

Directors' interests in the Ordinary share capital of the Company are as follows:

	As at 4.1.01 Total	DRIP† shares received 8.1.01	DRIP† shares received 6.7.01	LTIP awards released during year°	LTIP shares disposed of during year°	As at 4.1.02 Total	DRIP† shares received 7.1.02
Sir Alan Cox	19,410	–	–	–	–	19,410	–
Mr D C Davies	26,000	–	–	–	–	26,000	–
Dr E B Farmer	49,347	1,163	1,426	143,812	143,812	51,936	1,783
Mr D C Godwin	35,000	–	–	–	–	35,000	–
Mr N G Howard	48,987	1,154	1,417	109,026	58,611	101,973	3,500
Mr L V Kylberg	11,089	261	321	–	–	11,671	401
Mr I P Norris	23,900	562	692	109,406	54,703	79,857	2,740
Mr R N Perle	4,615	64	79	–	–	4,758	98
Sir Clive Whitmore	2,566	60	75	–	–	2,701	92

Further, Dr Farmer holds 860 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each (2000: 860 shares) in the Company.

†DRIP: Dividend Reinvestment Plan.
°These shares were acquired in June 2001 pursuant to the release of the 1995 LTIP awards as detailed on page 22. Some or all of the shares so acquired were sold at 325p per share. There were no other disposals of shares by the Directors during the year.

The awards granted to Mr N G Howard and Mr I P Norris under the 1998 LTIP of 12,500 and 15,000 shares respectively, lapsed in 2001.

The only change in the share interests of the Directors between 4 January 2002 and 12 March 2002 is the acquisition of shares pursuant to the Dividend Reinvestment Plan as detailed above.

Directors' share options

	Date granted	Exercise price	Options held at 4.1.01	Lapsed 2001	Options held at 4.1.02	Period during which options may be exercised
Dr E B Farmer	25.10.93	320.90p	141,570	–	141,570	25.10.96-24.10.03
			141,570	–	141,570	
Mr D C Davies	5.6.00	248p	150,000	–	150,000	5.6.03-4.6.10
			150,000	–	150,000	
Mr N G Howard	25.10.93	320.90p	46,103	–	46,103	25.10.96-24.10.03
	20.10.95	315.52p	5,467	5,467	–	1.12.00-31.5.01
			51,570	5,467	46,103	
Mr I P Norris	25.10.93	320.90p	65,393	–	65,393	25.10.96-24.10.03
	20.10.95	315.52p	5,467	5,467	–	1.12.00-31.5.01
			70,860	5,467	65,393	
TOTAL			414,000	10,934	403,066	

The options held by Mr N G Howard and Mr I P Norris which lapsed during the year were held under The Morgan Sharesave Scheme 1995.

No options were exercised or granted during 2001.

The share price at the year end was 195.5p and the high and low during the year were 337p and 163.5p respectively.

Sir Clive Whitmore
Chairman, Remuneration Committee
For and on Behalf of the Board
12 March 2002

Corporate governance

Statement by the Directors on compliance with the Combined Code relating to corporate governance
The Board of Directors of the Company confirms that throughout the year ended 4 January 2002 the Company has been in compliance with the code provisions set out in Section 1 of the Principles of Good Governance and Code of Best Practice issued by the Financial Services Authority (the 'Combined Code') and the Internal Control Guidance for Directors on the Combined Code. The Company maintains a Corporate Governance Manual which is updated and considered annually and is reviewed by the Board.

The Directors, through the Executive and Audit Committees, confirm that they have carried out a review in accordance with existing regulations of the effectiveness of the system of internal financial control as it operated during the year.

Information on how the Company has applied the principles of the Combined Code are shown in this report and in the Report of the Remuneration Committee.

Board Directors
The Board of Directors holds regular meetings and met eleven times during 2001. Following the practice which has been in force within the Company for many years, the roles of Chairman and Group Chief Executive are separate. In addition to the non-executive Chairman, the Board currently comprises three executive Directors and five non-executive Directors. All of the non-executive Directors, with the exception of the Chairman, are deemed by the Company to be independent. These non-executive Directors do not participate in share schemes and bonuses nor qualify for pension benefits. The Chairman was awarded options and other benefits whilst he was an executive Director of the Company in accordance with share scheme rules. Effective from his appointment as a non-executive Director, he is not entitled to participate in any new share scheme to which the executive Directors may be entitled.

Candidates for appointment to the Board, having regard to the structure and balance of the Board, are considered by a Nominations Committee. The re-election of individual Directors at the forthcoming Annual General Meeting and who are named in the Directors' Report on page 21 has also been considered in each case and is recommended by the Board. A biography of those Directors can be found on pages 18 and 19. The Company amended its Articles of Association at its last Annual General Meeting so that each Director must now offer himself for re-election every three years.

The Board has named Sir Clive Whitmore as the senior independent Director.

There is a formal schedule of matters specifically reserved for the Board with a formal agenda for each meeting, with any Director able to request items to be added. The Directors have access to the advice and services of the Company Secretary who is also responsible for ensuring that Board procedures are followed and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors.

Board committees
The principal standing committees appointed by the Board of Directors are:

Audit
Membership consists of the Chairman, all three United Kingdom non-executive Directors and Mr L Kylberg, with Sir Alan Cox as Chairman of the Committee. The Committee has power to, and does, request the attendance at meetings of any Director, auditor or member of the management as may be considered appropriate by the Chairman of the Committee. The Committee also meets with the auditors without the presence of executive Directors and other members of the management. It meets at least twice per annum and did so in 2001 to review the scope and findings of the Company's auditors and to review a wide range of financial matters including annual and half year profit figures, financial statements and accompanying reports prior to their submission to the Board, thereby ensuring the integrity of the financial information reported to shareholders. It has also met in 2002 to review the 2001 accounts. As part of the Committee's on-going procedures, a review of the auditors was requested in 2001 which resulted in the recommendation that KPMG Audit Plc should be appointed in place of Ernst & Young LLP. This recommendation was submitted to and approved by the Board and the change in auditors was accordingly effected.

Remuneration
Membership consists of all the non-executive Directors, with the exception of Dr E B Farmer and Mr R N Perle, under the chairmanship of Sir Clive Whitmore. The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Personnel, none of whom take part in any discussion of their own remuneration or vote on any resolution. The Committee also has the power to request for all or part of any meeting the attendance of any Director or member of the management as may be considered appropriate by the Chairman of the Committee. The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including realistic performance targets) and other benefits of the Directors. The Committee continues to believe for the reasons set out in the Report of the Remuneration Committee that the notice period for termination of an executive Director's service contract should remain at two years until the Annual General Meeting at which such Director becomes eligible for re-election, from which date they will gradually reduce to 12 month notice periods. The notice period for termination of Mr N Young, who has joined the Company since the last Annual General Meeting, will gradually reduce to one year commencing from the Annual General Meeting to be held in 2003. The Company's intention is that by the Annual General Meeting to be held in 2004 all executive Directors will be on 12 months' notice of termination. Awards are granted by this Committee under the Company's various share and share option schemes as well as the setting of relevant criteria for such schemes. During 2001 this Committee met on three occasions. The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and interests held under the LTIP, is set out on pages 22 to 25.

Nominations
Membership consists of Dr E B Farmer as Chairman and four other non-executive Directors, namely Sir Clive Whitmore, Sir Alan Cox, Mr L Kylberg and Mr D C Godwin. The Committee has the power to request for all or part of any meeting the attendance of any other Director or member of the management as may be considered appropriate by the Chairman. The Committee is responsible for identifying and nominating candidates for approval by the Board to fill vacancies as and when they arise and to put in place succession plans in particular for the Chairman and Chief Executive. Whenever appropriate, professional recruitment consultants are also used to assist in providing a shortlist of candidates who then meet with the Committee. In addition, the Committee will review the Board structure, size and composition and from time to time make any relevant recommendations to the Board.

Shareholders
The importance of entering into a dialogue with institutions who are major shareholders in the Company is recognised and meetings are held in order to achieve a mutual understanding of objectives. In this respect, the Chief Executive and Finance Director make themselves available to major shareholders at appropriate times throughout the year in particular at the time of the preliminary and interim announcements. The Annual General Meeting is attended by all members of the Board and a representative of the auditors. Following the formal questions which are answered during the Meeting, individual shareholders have an opportunity to meet personally with the Directors and other senior management of the Morgan group of companies (the 'Group'). The Directors are intending to ensure that shareholders are advised of any trading developments on a quarterly basis. The Company's web site is also used for keeping investors and potential investors advised of the Company's results and other developments.

Internal control
The Board of Directors has overall responsibility for establishing and maintaining the Group's system of internal controls and for reviewing their effectiveness. The Directors have delegated the establishment and implementation of the system to the Executive Committee and the monitoring to the Executive and Audit Committees.

The Group operates under a system of controls that has been developed over time to meet its needs. It has an established internal control framework which is appropriately monitored and supported and complements the Group's management structure. The system is also designed to manage, rather than eliminate, risk and to provide reasonable (but not absolute) assurance against material misstatement or loss. The system is also designed to address key business and financial risks and is supported by a corporate manual of accounting and a treasury manual. A company handbook sets out policies covering, amongst other things, corporate social responsibility and authority levels for management. There are also handbooks covering insurance practice and personnel matters. A formal system for assessing the potential risks to which the Group is exposed has also been introduced as indicated below.

The following are the main features of the internal control procedures:

Strategy
Review of long term strategy is held by the Executive Committee and Board at least every three years. A complete review was carried out in 2000 and a further review took place during 2001. A five-year business plan for all businesses was introduced in 2000 and was reviewed in 2001. This will be updated regularly.

Financial reporting
A detailed budgeting system for each global business exists with an annual consolidated budget approved by the Board. The businesses are required to have their revenue and capital expenditure budgets approved and presented to the Executive Committee. The monthly comparison of actual and forecast results is considered, including cashflows, against budgets and the previous year. There is half yearly external reporting of the Company's results. The interim statement is reviewed and reported on by the auditors.

Monitoring performance
There are monthly meetings of the Executive Committee and regular meetings of the Board which met on eleven occasions during 2001. Quarterly global business board meetings are also held within the businesses to review performance. Quarterly presentations are made to the Executive Committee by the Group's Global Business Presidents of actual and forecast performance. Regular site visits are made by members of the Executive Committee. Once a year the full Board visits some of the major sites.

Risk management
During 2000, a systematic approach to risk assessment was introduced which has been endorsed by the Board and senior management. The identification of major business risks is carried out in conjunction with operating management and steps are taken to mitigate or manage any risks identified. The Executive Committee and Board receive regular reports on financial, treasury, taxation, insurance, pension, legal, environmental, information systems and health and safety issues. The Global Business Presidents discuss risk issues at their meetings and there are local risk management committees within a number of geographic regions.

The Executive Committee looked at an appropriate framework to ensure that the current methods of risk analysis and assessment were in place for the Board to evaluate the likely overall impact of material risks upon the Group. This risk-based approach was fully operational in 2001 and has enabled the Board to review the existing risk management and internal control processes as necessary. The new approach has also more readily enabled the inclusion of regular reviews by the Executive Committee and Board of the effectiveness of the Group's overall internal control and risk management practices rather than the review of internal financial controls only. Reports have been prepared for each of the global businesses and major risks identified, prioritised and assessed by the Executive Committee for appropriate action. These were considered by the Board in December 2001 and will continue to be reviewed regularly. The process is in line with the Internal Control Guidance for Directors on the Combined Code produced by the Turnbull Working Party. The Global Business Presidents and their respective management teams continue to be involved in the on-going process which serves to help embed internal control and risk management further into the Group's operations.

Treasury management
The Company's Treasury Department operates within Board approved guidelines. Frequent reports are made to the Finance Director and regular reports are prepared for the Executive Committee and Board. The Company's Treasury Department also monitors the cash position of major subsidiaries on a daily basis.

Capital investment
There are established procedures for investment in new businesses and on capital expenditure.

Verification of financial controls
The Company conducts a formal self-assessment procedure through the completion of an internal control questionnaire by global businesses every three years. In the intervening years, companies are required to review and update their responses. The findings are reported to the Executive and Audit Committees.

The Directors believe that the Group's system of internal financial controls is assessed and monitored to an extent which provides reasonable, if not absolute, assurances that the assets of the Group are safeguarded, transactions are authorised and recorded in a correct and timely manner and that such controls would prevent and detect, within a timely period, material errors or irregularities.

Global Financial Controllers have been appointed and independent accounting firms review in detail the internal controls of certain of the Group's larger businesses. The Directors monitor the need for an internal audit team and, having taken account of the above and having also reviewed the scope of the work carried out by the Group's external auditors, they are not aware of any significant weakness or deficiency in the Group's system of internal financial controls during the period covered by this Report and Accounts which would as yet warrant such function.

Social, environmental and ethical
The Board believes good governance of a company includes not only social and ethical awareness, but also the minimising of the Company's impact upon the environment. The Board has approved an Environmental, Health and Safety ('EHS') Policy to further strengthen its commitment to good corporate governance and social responsibility. The purposes of the policy are to govern and harmonise the EHS performance of the Group worldwide and to maintain open communication on EHS performance with all concerned.

The policy is:

- To comply with EHS legislation, regulations and other applicable requirements.
- To minimise the environmental impact of historic, current and likely future operations.
- To conduct operations in such a manner in order to avoid unacceptable risk to human health and safety.
- To supply products that will not present unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices.
- To establish measurement tools for and continuously monitor EHS performance.
- To set objectives for the continuous improvement of EHS performance.

Nigel Howard, in his role as an executive Director, reports to the Board on EHS matters. The Group Manager for EHS Affairs reports to Mr Howard. EHS compliance audits of sites in each of the geographical areas in which the Group operates are carried out using professional advisers where necessary. The results of these audits together with the actions required to deal with the issues raised are reviewed by the Executive Committee. The Group has continued to support sites in their progress to ISO 14001 certification.

The Board's objectives are to minimise the environmental impact of the Group's operations worldwide, to achieve significant reductions in specific energy use, waste emissions and water use and to reduce the incidence rate of, and working days lost from, work-related injury and ill health. Such objectives are also aimed at ensuring the health and safety at work of the Group's employees, together with the protection of all who have contact with the Group's operations and products. Ensuring environmental care and compliance with environmental laws and regulations is an integral part of the Group's business decisions. In 2001 procedures have been established for the reporting of key EHS performance indicators to establish accurate and comparable baseline data across the Group's activities. This data will be used by Global Business Presidents to monitor EHS performance and set quantified improvement objectives for future years.

Projects that yielded significant EHS benefits in 2001 included completion of the UK crucibles business restructuring, where the installation of high efficiency curing ovens and process kilns resulted in a 50% reduction in specific energy consumption over that in 2000. Extensive measures were undertaken at the Group's magnetics business in Germany to reduce occupational and environmental noise and a precision controlled cleaning and coating line installed to reduce water usage and waste emissions. The Company has also tightened its procedures to ensure that its approach to global trading represents high ethical trading practices.

Recruitment

Morgan group management approves all key appointments in global businesses.

Going concern

In accordance with the recommendations of the Combined Code, the Directors, having duly considered the budgets, forecasts, cashflows and the outlook from the operating companies, consider that the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Directors' responsibilities for the financial statements

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that the accounts comply with the above requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board
D J Coker
Secretary
12 March 2002

Shareholder information

Analysis of Shareholdings as at 4 January 2002		Number of shareholders	% of total	Number of shares	% of share capital
Size of holding	1-2,000	9,902	74.74	6,744,730	2.91
	2,001-5,000	2,213	16.70	6,976,390	3.01
	5,001-10,000	486	3.67	3,427,572	1.48
	10,001-50,000	377	2.85	7,938,378	3.42
	50,001-99,999	65	0.49	4,637,093	1.99
	100,000 and above	205	1.55	202,264,079	87.19
		13,248	100.00	231,988,242	100.00
Holding classification	Individuals	10,591	79.94	14,456,729	6.23
	Nominee companies	2,421	18.28	208,989,767	90.09
	Insurance companies	2	0.02	1,036,925	0.45
	Trusts (pension funds etc)	28	0.21	174,470	0.07
	Others	206	1.55	7,330,351	3.16
		13,248	100.00	231,988,242	100.00

Key Dates

Dividends

Subject to the relevant detailed terms and approval of the Board of Directors where applicable.

5.5% Cumulative First Preference shares of £1 each and 5% Cumulative Second Preference shares of £1 each	1 October 2002 and 1 April 2003
7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each	8 July 2002 and 6 January 2003

Annual General Meeting — 14 June 2002

Conversion rights

7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each — 8 July 2002

These Third Preference shares are convertible once a year at the rate of 36.3636 Ordinary shares for every 100 Third Preference shares. A circular detailing the conversion rights in full is sent to holders of Third Preference shares at the appropriate time.

Financial results

The interim results are issued in September with the Report and Accounts for the year normally posted in April.

Other Information

Capital gains tax

The market values of quoted shares and stocks at 31 March 1982 were:

Ordinary shares of 25p each	122.5p
5.5% Cumulative First Preference shares of £1 each	30.5p
5% Cumulative Second Preference shares of £1 each	28.5p

For capital gains tax purposes, the cost of Ordinary shares is adjusted to take account of rights issues. Any capital gains arising on a disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers.

Share price information

The price of the Company's Ordinary shares can be obtained through the Financial Times Cityline Service:
Telephone: 0906 003 3416 or 0906 843 3416 (calls will be charged at premium rates).

Company Details

Registered Office

Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Fax: 01753 850872
Website: www.morgancrucible.com

Registered in England No. 286773

Company Registrars

Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Website: www.capita-irg.com

Report of the auditors

Independent auditors' report to the members of The Morgan Crucible Company plc
We have audited the financial statements on pages 32 to 55.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report. As described on page 29, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 26 to 29 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 4 January 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
12 March 2002

8 Salisbury Square
London
EC4Y 8BB

Accounting policies

Basis of preparation
The accounts are prepared under the historical cost convention, modified to include the revaluation of certain land and buildings, and comply with all applicable accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

The following new accounting standards have become effective for the first time this year and have been adopted by the Group:

FRS17 *Retirement Benefits*: The first year transitional requirements of FRS17 require certain additional disclosures only to be given this year.

FRS18 *Accounting Policies*: FRS18 requires the Directors to adopt the most appropriate accounting policies having regard to factors including normal industry practice and comparability with other entities in the same sector. The Directors have considered the existing accounting policies of the Group in light of the new requirements and have concluded that no changes are required.

Restated comparatives exclude operating exceptionals with earnings per share consequently adjusted.

The balance sheets for the current year and the comparative period have been drawn up as at 4 January 2002 and 4 January 2001 respectively. The profit and loss, cashflow and total recognised gains and losses statements are for the years ended 4 January 2002 and 4 January 2001. For convenience these periods and balance sheet dates are referred to in the body of the accounts as '2001' and '2000' respectively.

Basis of consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 4 January 2002. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition.

Results of material businesses discontinued or sold are included in the results for the year up to the date of relinquishing control and analysed as discontinued operations; the comparatives are restated to reflect those businesses as discontinued. The surplus over the net asset value and the write off of goodwill is shown as an exceptional item.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Goodwill
Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 4 January 1998, when FRS10 *Goodwill and Intangible Assets* was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal. There is a corresponding credit to reserves for any goodwill which had already been written off to reserves on acquisition.

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 4 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

Negative goodwill arising on consolidation in respect of acquisitions since 4 January 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

On the subsequent disposal or termination of a business acquired since 4 January 1998, the profit or loss on disposal or termination is calculated after charging/crediting the unamortised amount of any related positive goodwill/negative goodwill.

In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

Goodwill arising on shares of associated undertakings and joint ventures acquired up to 4 January 1998 have been written off to reserves. Goodwill arising on subsequent acquisitions is capitalised.

Foreign currencies
The results and cashflows of overseas subsidiary undertakings are translated using average exchange rates for the year. The assets and liabilities of overseas subsidiary undertakings at the balance sheet date are translated at year end rates of exchange. All exchange differences arising on consolidation have been dealt with through reserves. Gains and losses on the disposal of businesses are calculated using exchange rates applicable on the date that the transaction took place. Exchange differences arising on foreign currency borrowings taken out to hedge against foreign currency assets have been dealt with through reserves, to the extent permitted by SSAP20 *Foreign Currency Translation*.

Turnover
Turnover represents the invoiced value of sales by Morgan companies to third parties, exclusive of sales taxes, less returns and allowances given in the normal course of trade.

Depreciation
Depreciation and amortisation are provided on gross values in equal annual instalments over the expected useful lives of fixed assets in use at the beginning of the year. The principal useful lives used for depreciation are:

Buildings	50 years
Plant – Presses, Kilns and Furnaces – Other	10-20 years 10 years
Fixtures	10-20 years
Computer Software	3-10 years (commencing in the year of purchase)
Motor Vehicles	3 years (commencing in the year of purchase)
Purchased Goodwill	20 years (commencing in the year of purchase)

Government grants
Government grants on capital expenditure are credited to a deferred income account and are released to revenue over the expected useful life of the relevant asset by equal annual instalments. Grants of a revenue nature are credited to income in the period to which they relate.

Fixed assets
Following the introduction of FRS15 *Tangible Fixed Assets* the transitional provisions for revalued land and buildings were adopted. The relevant properties will be carried at the revalued amount and no further revaluations will take place. Additional information can be found in note 13 on page 45.

Leasing and hire purchase agreements
Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight line basis over the lease term.

Stocks
Stocks and work in progress have been valued at the lower of cost and net realisable value. For this purpose 'cost' means direct cost and direct expenses including applicable overheads less provisions for obsolescence and for inter-company profit on unsold stocks.

Deferred taxation
Provision is made for the deferred taxation which in the opinion of the Directors is likely to arise in the foreseeable future. No provision is made for any taxation which might arise if reserves of overseas subsidiary undertakings were distributed.

Research and development
Expenditure on research and development is written off in the year in which it is incurred.

Pensions
Contributions are made to the UK pension schemes in accordance with actuarial advice and are charged to the profit and loss account so as to spread the pension cost over the anticipated period of service of the pension scheme members. The actuarial surpluses on the UK schemes are being spread over the expected remaining service lives of current employees. Contributions and charges to profit and loss in respect of overseas schemes have been determined in accordance with SSAP24 *Accounting for Pension Costs* or local best practice. Where the local best practice is followed, the resulting charge is not materially different from the charge which would arise under SSAP24. Post retirement medical care costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees.

Derivative instruments
The Group uses derivative instruments from time to time in order to hedge exposure to changes in interest rates and exchange rates. The receipts and payments on interest rate derivatives are recognised over the lifetime of the relevant instrument. Forward foreign exchange contracts are used to give certainty to the value of future foreign currency flows or to the value of foreign currency assets and liabilities. The positions covered by such contracts are translated at the contracted rate of exchange.

Cash and liquid resources
Cash, for the purpose of the cashflow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less that one year other than cash.

Consolidated profit and loss statement

	Note	2001 Total £m	2000 Restated Total £m
Turnover			
Continuing operations		**987.4**	1,019.8
Acquisitions		**33.7**	1.0
Discontinued operations		**3.4**	30.3
Group turnover	2	**1,024.5**	1,051.1
Other operating income		**4.0**	5.1
		1,028.5	1,056.2
Operating profit before goodwill amortisation			
Continuing operations		**63.9**	102.7
Acquisitions		**0.7**	(0.2)
Discontinued operations		**(0.3)**	1.9
		64.3	104.4
Goodwill amortisation		**(7.7)**	(5.8)
Operating profit			
Continuing operations		**57.9**	97.1
Acquisitions		**(1.0)**	(0.2)
Discontinued operations		**(0.3)**	1.7
Group operating profit	2	**56.6**	98.6
Corporate exceptional items			
Discontinued operations			
– Profit on sale of businesses		**–**	21.4
– Loss on sale of businesses		**–**	(8.0)
Continuing operations			
– Disposal of fixed assets		**(6.4)**	(1.2)
– Loss on partial disposal of business		**(8.5)**	–
– Loss on closure of business		**(2.7)**	(2.0)
	6	**(17.6)**	10.2
Profit on ordinary activities before interest and taxation		**39.0**	108.8
Net finance charges and similar items	7	**(19.2)**	(16.2)
Profit on ordinary activities before taxation		**19.8**	92.6
Taxation	8	**(12.5)**	(30.5)
Profit on ordinary activities after taxation		**7.3**	62.1
Equity minority interest		**(1.4)**	(1.7)
Net profit attributable to The Morgan Crucible Company plc		**5.9**	60.4
Preference dividends on non-equity shares	10	**(2.1)**	(2.1)
Ordinary dividends on equity shares	10	**(17.2)**	(36.9)
Retained (loss)/profit for the year	25	**(13.4)**	21.4

	2001 Before goodwill amortisation	2001 After goodwill amortisation	2000 Before goodwill amortisation	2000 After goodwill amortisation
Earnings per share (Note 11)				
– underlying	**13.0p**	**9.0p**	25.0p	22.5p
– basic	**5.0p**	**2.0p**	27.6p	25.1p
– diluted	**–**	**2.0p**	–	24.9p
– underlying diluted	**–**	**9.2p**	–	22.4p

Consolidated and Company balance sheet

		The Group		The Company	
	Note	2001 £m	2000 £m	2001 £m	2000 £m
Fixed assets					
Intangible assets – goodwill	12	**138.4**	112.6	**–**	–
Tangible assets	13	**490.3**	493.4	**1.9**	4.6
Investment in subsidiary undertakings	14	**–**	–	**888.4**	708.4
Investment in associated undertakings	15	**1.2**	–	**–**	–
Other investments	15	**21.9**	18.5	**16.0**	12.9
		651.8	624.5	**906.3**	725.9
Current assets					
Stocks	16	**185.0**	196.4	**–**	–
Debtors – due within one year	17	**199.4**	228.6	**23.5**	21.7
– due after one year	17	**23.8**	24.2	**8.3**	8.5
Total debtors		**223.2**	252.8	**31.8**	30.2
Cash at bank and in hand		**72.7**	93.6	**12.4**	41.2
		480.9	542.8	**44.2**	71.4
Creditors – amounts falling due within one year	18	**321.6**	400.8	**91.7**	64.5
Net current assets/(liabilities)		**159.3**	142.0	**(47.5)**	6.9
Total assets less current liabilities		**811.1**	766.5	**858.8**	732.8
Creditors – amounts falling due after more than one year					
Amounts payable to subsidiary undertakings		**–**	–	**203.0**	185.4
Borrowings	19	**255.2**	181.2	**172.4**	43.4
Exchangeable redeemable preference shares	21	**4.5**	7.5	**–**	–
Grants for capital expenditure		**1.5**	1.8	**0.6**	0.7
		261.2	190.5	**376.0**	229.5
Provisions for liabilities and charges	22	**106.6**	114.8	**2.1**	1.9
		367.8	305.3	**378.1**	231.4
Net assets		**443.3**	461.2	**480.7**	501.4
Capital and reserves					
Equity shareholders' funds					
Called up share capital	24	**58.0**	58.0	**58.0**	58.0
Share premium account	25	**44.4**	44.3	**44.4**	44.3
Revaluation reserve	25	**10.4**	11.2	**–**	(2.5)
Merger reserve	25	**–**	–	**91.6**	91.6
Other reserves	25	**1.4**	1.6	**–**	–
Special reserve	25	**–**	–	**41.7**	41.9
Profit and loss account	25	**287.6**	301.6	**214.7**	237.8
		401.8	416.7	**450.4**	471.1
Non-equity shareholders' funds					
Called up share capital	24	**30.3**	30.3	**30.3**	30.3
		432.1	447.0	**480.7**	501.4
Minority interest					
Equity		**11.1**	14.1	**–**	–
Non-equity		**0.1**	0.1	**–**	–
		11.2	14.2	**–**	–
Capital employed		**443.3**	461.2	**480.7**	501.4

The accounts on pages 32 to 55 were approved by the Board of Directors on 12 March 2002 and were signed on its behalf by:

Dr Bruce Farmer CBE Chairman
Ian Norris *Group Chief Executive*

Consolidated cashflow statement

		2001			2000
	Note	£m	£m	£m	£m
Net cash inflow from operating activities	(a)		**109.4**		114.8
Returns on investments and servicing of finance					
Interest received		**3.2**		9.6	
Interest paid		**(22.9)**		(25.8)	
Preference dividends paid		**(2.1)**		(2.1)	
Net cash outflow from returns on investments and servicing of finance			**(21.8)**		(18.3)
Taxation			**(14.1)**		(18.7)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		**(57.6)**		(70.9)	
Insurance proceeds on sale of tangible fixed assets		**–**		4.4	
Other proceeds on sale of tangible fixed assets		**13.6**		4.0	
Purchase of investments		**(5.7)**		(11.6)	
Disposal of investments		**0.4**		–	
Net cash outflow from capital expenditure and financial investments			**(49.3)**		(74.1)
Acquisitions and disposals					
Acquisition of subsidiary undertakings	(b)	**(41.5)**		(5.6)	
Net cash acquired		**(0.6)**		–	
Deferred consideration for prior year acquisitions		**(3.8)**		(3.7)	
Disposal of businesses	(c)	**(3.8)**		63.4	
Net cash (outflow)/inflow from acquisitions and disposals			**(49.7)**		54.1
Equity dividends paid			**(36.9)**		(36.9)
Cash (outflow)/inflow before use of liquid resources and financing			**(62.4)**		20.9
Management of liquid resources			**24.1**		79.4
Financing					
Increase in share capital	(e)	**0.1**		0.2	
Increase in bank loans		**89.6**		66.4	
Repayment of bank loans		**(42.4)**		(181.6)	
Repurchase of exchangeable redeemable preference shares	(e)	**(4.1)**		(5.2)	
			43.2		(120.2)
Net increase/(decrease) in cash in the year			**4.9**		(19.9)
Reconciliation of net cashflow to movement in net borrowings					
Net increase/(decrease) in cash in the year			**4.9**		(19.9)
Cashflow from (increase)/decrease in loans			**(47.2)**		115.2
Cashflow from decrease in deposits			**(24.1)**		(79.4)
Cashflow from repurchase of exchangeable redeemable preference shares			**4.1**		5.2
Change in net borrowings resulting from cashflows	(d)		**(62.3)**		21.1
Issue of exchangeable redeemable preference shares	(d)		**(1.1)**		(0.3)
Bank loans acquired with acquisitions			**(0.7)**		–
Bank loans reduced with disposals			**8.6**		–
Exchange movement	(d)		**(0.6)**		(8.5)
Movement in net borrowings during the period			**(56.1)**		12.3
Opening net borrowings			**(220.0)**		(232.3)
Closing net borrowings			**(276.1)**		(220.0)

Consolidated free cashflow

	Note	2001 £m	2000 £m
Net cash inflow from operating activities	(a)	**109.4**	114.8
Net interest paid		**(19.7)**	(16.2)
Taxation		**(14.1)**	(18.7)
Cash earnings		**75.6**	79.9
Dividends paid		**(39.0)**	(39.0)
Post dividend cashflow		**36.6**	40.9
Net capital expenditure		**(57.6)**	(66.5)
Proceeds on sale of tangible fixed assets		**13.6**	4.0
Free cashflow		**(7.4)**	(21.6)
Net outflow in respect of acquisitions	(b)	**(42.1)**	(5.6)
Deferred consideration for prior year acquisitions		**(3.8)**	(3.7)
Disposal of businesses		**(3.8)**	63.4
Net (acquisition)/disposal of investments		**(5.3)**	(11.6)
Cash (outflow)/inflow after acquisitions and disposals		**(62.4)**	20.9
Increase in share capital		**0.1**	0.2
Change in net borrowings resulting from cashflows	(d)	**(62.3)**	21.1
Exchange movement	(d)	**(0.6)**	(8.5)
Bank loans acquired with acquisitions		**(0.7)**	–
Bank loans reduced with disposals		**8.6**	–
Issue of exchangeable redeemable preference shares	(d)	**(1.1)**	(0.3)
Movement in borrowings during period		**(56.1)**	12.3
Opening net borrowings		**(220.0)**	(232.3)
Closing net borrowings		**(276.1)**	(220.0)

Notes to the cashflow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2001			2000		
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Operating profit	**56.9**	**(0.3)**	**56.6**	96.9	1.7	98.6
Loss on closure of business	–	–	–	(1.2)	–	(1.2)
	56.9	**(0.3)**	**56.6**	95.7	1.7	97.4
Depreciation	**48.0**	–	**48.0**	42.4	1.1	43.5
Amortisation of goodwill	**7.7**	–	**7.7**	5.7	0.1	5.8
Loss on sale/write off of plant and machinery	**0.3**	–	**0.3**	0.3	0.6	0.9
(Increase)/decrease in stocks	**6.3**	**0.4**	**6.7**	(18.2)	(0.4)	(18.6)
(Increase)/decrease in debtors	**21.7**	**0.8**	**22.5**	(26.1)	(0.4)	(26.5)
Increase/(decrease) in creditors	**(31.8)**	**(1.7)**	**(33.5)**	23.7	(5.0)	18.7
Increase/(decrease) in provisions	**1.1**	–	**1.1**	(4.8)	(1.6)	(6.4)
Net cash inflow from operating activities	**110.2**	**(0.8)**	**109.4**	118.7	(3.9)	114.8

Notes to the cashflow statement (continued)

(b) Acquisitions	2001 £m	2000 £m
Fixed assets		
– Land and buildings	**2.1**	–
– Plant, equipment and fixtures	**6.6**	1.1
Net working capital	**4.5**	0.2
Provisions	**(1.3)**	(0.1)
Taxation	**(0.2)**	–
Net bank overdrafts	**(0.6)**	–
Loans	**(0.7)**	–
Minority interest	**–**	1.4
	10.4	2.6
Goodwill	**36.7**	3.0
Total consideration	**47.1**	5.6
Satisfied by:		
Cash payments	**41.5**	5.6
Amounts deferred	**5.6**	–
	47.1	5.6
The effect of acquisitions on borrowings is:		
Cash payments	**41.5**	5.6
Net bank overdrafts acquired	**0.6**	–
Loans acquired	**0.7**	–
	42.8	5.6

(c) Disposal of businesses

The net outflow on disposals relates mainly to the partial disposal (21% holding) of Shinagawa (£1.0 million inflow) and the final payment for pensions on the disposal of the Power Industry Products business (£5.1 million outflow).

(d) Analysis of net borrowings	At 5 January 2001 £m	Cashflow £m	Acquisitions (excluding cash and overdrafts) £m	Disposals £m	Non-cash movements £m	Exchange differences £m	At 4 January 2002 £m
Cash at bank and in hand	40.0	4.0	–	–	–	(1.0)	43.0
Overdrafts	(4.4)	0.9	–	–	–	0.3	(3.2)
Short term deposits	53.6	(24.1)	–	–	–	0.2	29.7
Term loans	(289.1)	(55.4)	(0.7)	8.6	–	(0.1)	(336.7)
Finance leases	(12.6)	8.2	–	–	–	–	(4.4)
Exchangeable redeemable preference shares	(7.5)	4.1	–	–	(1.1)	–	(4.5)
Total borrowings	(220.0)	(62.3)	(0.7)	8.6	(1.1)	(0.6)	(276.1)

(e) Analysis of changes in financing during the year	Share capital and share premium £m	Exchangeable redeemable preference shares £m
At 4 January 2000	132.4	11.7
Cash inflow from financing	0.2	–
Repurchase of exchangeable redeemable preference shares	–	(5.2)
Increase in exchangeable redeemable preference shares	–	0.3
Exchange	–	0.7
At 4 January 2001	132.6	7.5
Cash inflow from financing	0.1	–
Repurchase of exchangeable redeemable preference shares	–	(4.1)
Increase in exchangeable redeemable preference shares	–	1.1
Exchange	–	–
At 4 January 2002	132.7	4.5

The exchangeable redeemable preference shares issued currently outstanding are disclosed in detail in note 21. Only share issues which resulted in cash receipts have been disclosed in the cashflow statement.

Consolidated statement of total recognised gains and losses

	2001 £m	2000 £m
Net profit attributable to shareholders	**5.9**	60.4
Foreign currency translation	(1.4)	8.3
Total recognised gains and losses relating to the year	**4.5**	68.7

Group note of historical cost profits and losses

	2001 £m	2000 £m
Reported profit on ordinary activities before taxation	**19.8**	92.6
Difference between historical cost depreciation charge and book values for disposals and the actual charge/profit calculated on the revalued amount	**0.1**	0.4
Historical cost profit on ordinary activities before taxation	**19.9**	93.0
Historical cost (loss)/profit for the year retained after taxation, equity minority interests and dividends	**(13.3)**	21.8

Group reconciliation of movement in shareholders' funds

	2001 £m	2000 £m
Net profit attributable to shareholders	**5.9**	60.4
Repayment of capital investment	**(0.2)**	–
Goodwill written back to profit and loss	–	2.4
Dividends	**(19.3)**	(39.0)
	(13.6)	23.8
New share capital	**0.1**	0.2
Foreign currency translation	**(1.4)**	8.3
Net increase to shareholders' funds	**(14.9)**	32.3
Opening shareholders' funds	**447.0**	414.7
Closing shareholders' funds	**432.1**	447.0

Notes to the accounts

1 Segmental information

	Net operating assets		Turnover		Operating profit	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Product group						
Electrical Carbon	**177.6**	160.0	**210.0**	197.9	**17.0**	25.3
Magnetics	**182.6**	172.8	**215.1**	241.0	**5.8**	23.4
Engineered Carbon	**113.3**	89.8	**127.3**	124.9	**8.4**	15.8
Technical Ceramics	**107.1**	100.8	**153.8**	139.8	**12.5**	13.2
Insulating Ceramics	**199.8**	233.2	**314.9**	317.2	**20.9**	24.8
Continuing operations	**780.4**	756.6	**1,021.1**	1,020.8	**64.6**	102.5
Discontinued operations			**3.4**	30.3	**(0.3)**	1.9
Unallocated assets	**18.7**	25.0				
	799.1	781.6	**1,024.5**	1,051.1	**64.3**	104.4
Goodwill amortisation					**(7.7)**	(5.8)
Group operating profit					**56.6**	98.6

The unallocated assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operation in 2001 is the Aerotech business of MBM.

Geographical area

The analysis shown below is based on the location of the contributing companies:

	Net operating assets		Turnover		Operating profit	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
United Kingdom						
Sales in the UK			**48.5**	53.1		
Sales overseas			**67.6**	70.9		
Total United Kingdom	**108.0**	116.6	**116.1**	124.0	**4.4**	6.6
Rest of Europe	**266.1**	269.0	**402.5**	391.7	**25.3**	39.2
The Americas	**341.3**	285.2	**469.3**	478.3	**24.9**	42.4
Far East and Australasia	**61.6**	81.3	**108.6**	117.0	**8.1**	12.3
Middle East and Africa	**3.4**	4.5	**11.3**	11.6	**1.9**	2.0
	780.4	756.6	**1,107.8**	1,122.6	**64.6**	102.5
Discontinued operations			**3.4**	30.3	**(0.3)**	1.9
Unallocated assets	**18.7**	25.0				
Inter-segment sales			**(86.7)**	(101.8)		
	799.1	781.6	**1,024.5**	1,051.1	**64.3**	104.4
Goodwill amortisation					**(7.7)**	(5.8)
Group operating profit					**56.6**	98.6

	Average number of employees	
	2001	2000
United Kingdom	**2,036**	2,236
Rest of Europe	**5,032**	5,035
The Americas	**5,965**	5,935
Far East and Australasia	**2,739**	2,193
Middle East and Africa	**293**	271
	16,065	15,670
Discontinued operations	**28**	497
	16,093	16,167

Average employees in the Far East and Australasia in 2001 include 500 employees in Malaysia who were integrated during the year from a third party previously engaged as a subcontractor.

1 Segmental information (continued)

The analysis shown below is based on the location of the customer:

	Turnover 2001 £m	2000 £m
United Kingdom	**73.9**	76.9
Rest of Europe	**344.5**	326.3
The Americas	**434.0**	442.4
Far East and Australasia	**150.5**	157.8
Middle East and Africa	**18.2**	17.4
	1,021.1	1,020.8
Discontinued operations	**3.4**	30.3
	1,024.5	1,051.1

Analysis of net operating assets

	2001 £m	2000 £m
Capital and reserves	**443.3**	461.2
Closing net borrowings	**276.1**	220.0
Current taxation	**50.7**	45.6
Deferred tax	**10.7**	16.9
Dividend	**18.3**	37.9
Net operating assets	**799.1**	781.6

2 Group operating profit

	2001 Continuing £m	2001 Acquisitions £m	2001 Discontinued £m	2001 Total £m	2000 Continuing £m	2000 Discontinued £m	2000 Total £m
Turnover	**987.4**	**33.7**	**3.4**	**1,024.5**	1,020.8	30.3	1,051.1
Other operating income	**4.0**	**–**	**–**	**4.0**	5.1	–	5.1
Operating costs:							
Operating costs before goodwill amortisation	**(927.5)**	**(33.0)**	**(3.7)**	**(964.2)**	(923.3)	(28.5)	(951.8)
Goodwill amortisation	**(6.0)**	**(1.7)**	**–**	**(7.7)**	(5.7)	(0.1)	(5.8)
Total operating costs	**(933.5)**	**(34.7)**	**(3.7)**	**(971.9)**	(929.0)	(28.6)	(957.6)
Group operating profit before goodwill amortisation	**63.9**	**0.7**	**(0.3)**	**64.3**	102.6	1.8	104.4
Group operating profit	**57.9**	**(1.0)**	**(0.3)**	**56.6**	96.9	1.7	98.6

3 Operating costs

	2001 Continuing £m	2001 Discontinued £m	2001 Total £m	2000 Continuing £m	2000 Discontinued £m	2000 Total £m
Change in stocks of finished goods and work in progress	**12.1**	**0.4**	**12.5**	7.3	0.6	7.9
Raw materials and consumables	**242.0**	**1.7**	**243.7**	225.6	11.3	236.9
Other external charges	**168.3**	**0.1**	**168.4**	163.9	5.9	169.8
Employee costs:						
– wages and salaries	**305.9**	**0.3**	**306.2**	306.9	7.5	314.4
– social security costs	**55.1**	**–**	**55.1**	50.8	0.8	51.6
– other pension costs	**19.4**	**–**	**19.4**	15.7	0.5	16.2
Total	**380.4**	**0.3**	**380.7**	373.4	8.8	382.2
Depreciation						
– owned assets	**47.3**	**–**	**47.3**	41.7	1.1	42.8
– assets held under finance leases	**0.7**	**–**	**0.7**	0.7	–	0.7
Total	**48.0**	**–**	**48.0**	42.4	1.1	43.5
Rentals under operating leases:						
– hire of plant and machinery	**5.2**	**–**	**5.2**	5.4	–	5.4
– other operating leases	**6.1**	**–**	**6.1**	6.1	0.1	6.2
Total	**11.3**	**–**	**11.3**	11.5	0.1	11.6
– other charges	**98.4**	**1.2**	**99.6**	99.2	0.7	99.9
– amortisation of goodwill	**7.7**	**–**	**7.7**	5.7	0.1	5.8
Other operating charges	**106.1**	**1.2**	**107.3**	104.9	0.8	105.7
Total operating costs	**968.2**	**3.7**	**971.9**	929.0	28.6	957.6

The total figures for continuing operations in 2001 include £34.7 million in respect of acquisitions, comprising labour costs £11.7 million, depreciation £0.7 million, amortisation of goodwill £1.6 million and other operating costs £20.7 million. Operating costs for continuing operations include the release of government grants £0.5 million (2000: £0.3 million) and research and development expenditure, £19.0 million (2000: £16.9 million).

The following items are also included in operating costs:

	2001 £m	2000 £m
Auditors' remuneration		
KPMG	**0.9**	0.1
Other Auditors	**–**	1.2
	0.9	1.3
Non audit fees paid to KPMG in the UK	**0.1**	0.1

4 Operating exceptionals
No costs have been treated as operating exceptionals.

5 Directors' emoluments
The remuneration of all Executive Directors, including bonus schemes, is shown within the Report of the Remuneration Committee on pages 22 to 25.

6 Corporate exceptional items
The corporate exceptional items mainly relate to the partial disposal of Shinagawa (21%) and various property disposals.

7 Net finance charges

	2001 £m	2000 £m
Exchangeable redeemable preference shares	0.1	0.4
Bank and other loans	21.2	22.8
Overdrafts and other short term loans	1.3	2.2
Finance leases	0.3	0.7
	22.9	26.1
Less – interest receivable	(3.2)	(9.5)
– investment income	(0.5)	(0.4)
Net finance charges	19.2	16.2

Interest on exchangeable redeemable preference shares shown above includes an amount of £0.1 million (2000: £0.3 million) which relates to dividends that have been reclassified as interest expense under FRS4 *Capital Instruments*.

8 Taxation

	2001 £m	2000 £m
United Kingdom:		
Corporation tax at 30% (2000: 30%)	10.7	24.5
Reduced by relief for overseas tax	–	(7.3)
	10.7	17.2
Prior year adjustment	(0.8)	(0.9)
Current tax	9.9	16.3
Deferred tax	0.3	(1.4)
Total United Kingdom tax	10.2	14.9
Overseas:		
Current tax	9.0	16.9
Deferred tax	(6.7)	(1.3)
Total overseas tax	2.3	15.6
Total taxation	12.5	30.5

Overseas tax includes £0.1 million (2000: £5.0 million) charged on corporate exceptional losses of £15.0 million (2000: profits of £17.0 million). United Kingdom tax includes a tax credit of £0.1 million (2000: £1.0 million credit) arising on corporate exceptional losses of £2.6 million (2000: £6.8 million).

The deferred tax release of £6.7 million relates to an increase in deferred tax assets and a reduction in potential deferred tax liabilities previously recognised.

9 Net profit

	2001 £m	2000 £m
(Loss)/profit dealt with in the accounts of The Morgan Crucible Company plc	(1.6)	35.1

In accordance with the exemptions allowed by Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account.

10 Dividends

		2001 £m	2000 £m
Interim:	7.4p per Ordinary share (2000: 7.4p)	17.2	17.2
Proposed final:	0.0p per Ordinary share (2000: 8.5p)	–	19.7
Total:	7.4p per Ordinary share (2000: 15.9p)	17.2	36.9
Preference dividends on non-equity shares		2.1	2.1
		19.3	39.0

11 Earnings per Ordinary share

(a) Basic and underlying earnings per share

	2001 Before goodwill amortisation £m	2001 After goodwill amortisation £m	2000 Before goodwill amortisation £m	2000 After goodwill amortisation £m
Profit after tax and minority interest	13.6	5.9	66.2	60.4
Preference dividend	(2.1)	(2.1)	(2.1)	(2.1)
Basic earnings	11.5	3.8	64.1	58.3
Adjusted by all post tax corporate exceptional items	17.6	17.6	(6.2)	(6.2)
Underlying earnings	29.1	21.4	57.9	52.1
Weighted average number of Ordinary shares		231,958,292		231,884,681
Basic earnings per share	5.0p	2.0p	27.6p	25.1p
Underlying earnings per share	13.0p	9.0p	25.0p	22.5p

The Directors have disclosed an underlying earnings per share as, in their opinion, this better reflects the real performance of the Group and assists comparison with the results of earlier years.

(b) Diluted earnings

	2001 £m	2000 £m
Basic earnings	3.8	58.3
Preference dividend to be eliminated on conversion of preference shares	–	2.1
Diluted earnings	3.8	60.4
Adjusted by all post tax exceptional items	17.6	(6.2)
Underlying diluted earnings	21.4	54.2
Weighted average number of Ordinary shares	231,958,292	231,884,681
Dilutive effect of share option schemes	292,752	261,705
Dilutive effect if Preference shares converted	–	10,259,858
Weighted average number of diluted shares	232,251,044	242,406,244
Diluted earnings per share	2.0p	24.9p
Diluted underlying earnings per share	9.2p	22.4p

12 Intangible assets – goodwill

	2001 £m
Cost	
At 5 January 2001	120.8
Exchange movements	(0.9)
Acquisition of subsidiary undertakings (see note 26)	36.7
Disposal of subsidiary undertakings	(3.4)
Goodwill adjustments arising on prior year acquisitions	0.4
At 4 January 2002	153.6
Amortisation	
At 5 January 2001	8.2
Exchange movements	(0.1)
Provided during the year	7.7
Eliminated in respect of disposals	(0.6)
At 4 January 2002	15.2
Net book value at 4 January 2002	138.4
Net book value at 4 January 2001	112.6

13 Tangible assets

	The Group			The Company		
	Land and buildings £m	Plant, equipment and fixtures £m	Total £m	Land and buildings £m	Plant, equipment and fixtures £m	Total £m
Cost or as valued*						
At 5 January 2001	229.7	549.8	779.5	4.4	2.5	6.9
Exchange movements	(0.5)	8.5	8.0	–	–	–
Fair value of assets in acquired businesses	2.1	6.6	8.7	–	–	–
Other additions	7.5	52.6	60.1	–	0.2	0.2
	238.8	617.5	856.3	4.4	2.7	7.1
Less disposals	(13.9)	(32.2)	(46.1)	(2.6)	(0.4)	(3.0)
At 4 January 2002	224.9	585.3	810.2	1.8	2.3	4.1
Made up of						
– Assets valued in 1989	29.5	–	29.5	–	–	–
– Assets valued in 1986	3.7	–	3.7	–	–	–
– Other revaluations	0.7	–	0.7	–	–	–
– Other items at cost	191.0	585.3	776.3	1.8	2.3	4.1
	224.9	585.3	810.2	1.8	2.3	4.1
Aggregate depreciation						
At 5 January 2001	31.0	255.1	286.1	0.3	2.0	2.3
Exchange movements	–	5.5	5.5	–	–	–
Amount provided for year	4.6	43.4	48.0	0.1	0.2	0.3
	35.6	304.0	339.6	0.4	2.2	2.6
Less: eliminated in respect of disposals	(1.4)	(18.3)	(19.7)	–	(0.4)	(0.4)
At 4 January 2002	34.2	285.7	319.9	0.4	1.8	2.2
Net book amounts at 4 January 2002	190.7	299.6	490.3	1.4	0.5	1.9
Net book amounts at 4 January 2001	198.7	294.7	493.4	4.1	0.5	4.6

*The transitional arrangements for revalued land and buildings have been adopted in line with FRS15. The relevant properties will be carried at the revalued amount and no further revaluations will take place.

Land and buildings at cost or as valued comprise the following:

	The Group £m	The Company £m
– Freehold	207.5	–
– Long leases	6.0	–
– Short leases	11.4	1.8
	224.9	1.8

The freehold and leasehold properties owned by the Group, other than those in the United States of America (of which the majority were valued on acquisition), Brazil and Mexico, were revalued by the Directors in 1989 based on professional valuations by Messrs Gerald Eve, Chartered Surveyor (i.e. on an open market valuation). The Directors reviewed the 1989 valuations in 1991 and, where necessary, reduced them after taking into consideration information supplied by the independent advisers. Long leasehold properties above include investment properties at valuation of £Nil (2000: £2.6 million). Group land and buildings, shown above at valuation of £33.9 million (2000: £42.3 million), would have been stated under historical cost rules at cost £23.2 million (2000: £31.6 million) and at net book amount £12.9 million (2000: £18.0 million).

The net book value of the Group's fixed assets includes £6.4 million (2000: £8.2 million) in respect of assets held under finance leases.

14 Investment in subsidiary undertakings

	Shares £m	Loans £m	Total £m
			The Company
Cost			
At 5 January 2001	582.9	220.1	803.0
Additions	15.8	184.1	199.9
Less: disposals/loan repayments	(14.9)	(4.9)	(19.8)
At 4 January 2002	583.8	399.3	983.1
Amounts provided			
At 5 January 2001	84.6	10.0	94.6
Provided in the year	1.7	–	1.7
Less: released in the year	–	(1.6)	(1.6)
At 4 January 2002	86.3	8.4	94.7
Net book amounts at 4 January 2002	497.5	390.9	888.4
Net book amounts at 4 January 2001	498.3	210.1	708.4

A list of principal subsidiary undertakings is shown on page 56.

15 Associated undertakings and other investments

	Associated undertakings £m	Unlisted investments £m	Other investments £m	Own shares £m	Total £m
The Group					
At 4 January 2001	–	0.6	15.3	2.6	18.5
Exchange adjustment	–	–	0.1	–	0.1
Additions	1.2	–	5.2	–	6.4
Distributions	–	–	–	(2.1)	(2.1)
Other income from investments	–	–	–	0.2	0.2
At 4 January 2002	1.2	0.6	20.6	0.7	23.1

	£m	£m	£m
The Company			
At 4 January 2001	10.3	2.6	12.9
Additions	4.7	–	4.7
Distributions	–	(2.1)	(2.1)
Other income from investments	0.3	0.2	0.5
At 4 January 2002	15.3	0.7	16.0

Name of associated undertaking	Holding	Proportion of voting rights and shares held	Nature of business
Shinagawa Thermal Ceramics (Pty.) Limited	Ordinary shares	49%*	Refractory products

*held by a subsidiary undertaking

Unlisted investments are stated at cost less provisions. The Directors consider that the value of unlisted investments is not less than the book value. Under own shares, a total of 324,914 shares, with a nominal value of 25p, are held by The Morgan General Employee Trust. These shares are the residue of those shares purchased to satisfy awards made under the Long Term Incentive Plan (The 'Plan'). All awards under the Plan were released during the year under review. These remaining shares will be used to satisfy awards granted under share or share option schemes. The shares were acquired at an average cost of 207.8p, and at 4 January 2002 had a market value of £635,207. Dividends on the shares owned by the Trust have not been waived. All expenses incurred by the Trust are settled directly by The Morgan Crucible Company plc and charged in the accounts as incurred. The cost of the shares is being expensed to profit and loss over the retention period. Included within other investments is an interest-bearing deposit related to the insurance policy entered into by the Group to provide sufficient cover of the Group's maximum insurance deductible.

16 Stocks and work in progress

	2001 £m	2000 £m
Raw materials	**58.0**	66.2
Work in progress	**64.8**	72.2
Finished goods	**62.2**	58.0
	185.0	196.4

The Group holds consignment stock amounting to £6.3 million (2000: £7.5 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required for production.

17 Debtors

	The Group		The Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Due within one year:				
Trade debtors	**171.9**	192.7	**–**	–
Other debtors	**14.6**	15.4	**2.2**	2.1
Prepayments and accrued income	**12.0**	16.2	**4.4**	3.9
Amounts receivable from subsidiary undertakings	**–**	–	**16.9**	14.3
Properties held for resale	**0.9**	4.3	**–**	1.4
	199.4	228.6	**23.5**	21.7
Due after more than one year:				
Prepaid pension contributions	**23.8**	24.2	**8.3**	8.5
	223.2	252.8	**31.8**	30.2

18 Creditors

	The Group		The Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Due within one year:				
Borrowings	**89.1**	124.9	**55.5**	–
Trade creditors	**80.2**	102.0	**2.8**	2.2
Amounts payable to subsidiary undertakings	**–**	–	**1.6**	1.0
Other creditors, including social security	**38.5**	37.7	**1.1**	3.4
Taxation	**50.7**	45.6	**7.6**	6.3
Accruals and deferred income	**44.8**	52.7	**4.8**	13.7
Dividends	**18.3**	37.9	**18.3**	37.9
	321.6	400.8	**91.7**	64.5

19 Borrowings

	The Group		The Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Variable Rate Demand Note 2018	**52.0**	50.2	**–**	–
8.76% US Dollar Senior Notes 2006	**5.9**	6.8	**–**	–
9.11% US Dollar Senior Notes 2003	**6.9**	10.0	**–**	–
7.93% US Dollar Senior Notes 2004	**10.4**	13.4	**–**	–
Bank and other loans	**261.5**	208.7	**216.7**	35.6
Bank overdrafts	**3.2**	4.4	**11.1**	–
Obligations under finance leases	**4.4**	12.6	**0.1**	7.8
	344.3	306.1	**227.9**	43.4
Less amount repayable within one year included within current liabilities	**(89.1)**	(124.9)	**(55.5)**	–
Total repayable after more than one year	**255.2**	181.2	**172.4**	43.4

19 Borrowings (continued)

	The Group	
	2001 £m	2000 £m
Analysis of maturities		
Less than one year	**89.1**	124.9
One-two years	**140.6**	43.4
Two-five years	**113.8**	69.8
Over five years	**0.8**	68.0
	344.3	306.1

Bank and other loans include £1.6 million (2000: £1.8 million) of loans secured on assets of the Group.

Included within Bank and other loans are short term drawings of £183.4 million (2000: £100.8 million). These were repayable between 7 January 2002 and 4 April 2002 but have been classified as long term loans as they are drawn down under committed facilities which extend to various dates up to September 2005.

The Variable Rate Demand Note 2018 can be repaid at short notice without penalty. The interest charged is based on US LIBOR plus a margin.

The 9.11% US Dollar Senior Notes 2003 are repayable in two instalments on 1 October 2002 and 1 October 2003. The 7.93% US Dollar Senior Notes 2004 are repayable in three yearly instalments from 16 July 2002 to 16 July 2004. The 8.76% US Dollar Senior Notes 2006 are repayable in five yearly instalments from 1 December 2002 to 1 December 2006.

The interest on the 9.11% US Dollar Senior Notes 2003 and the 7.93% US Dollar Senior Notes 2004 had been swapped into variable rates over the average life of the Notes. The swaps were cancelled in 1995 resulting in a premium payable to the Group which is being amortised over the average life of the Notes giving effective economic rates of 7.1% and 7.13% respectively.

20 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the financial risk profile of the Group in its activities can be found in the Financial Review on pages 15 to 17. The disclosures below exclude short term debtors and creditors except for the table showing the currency exposures.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 4 January 2002 was as follows:

	Fixed rate financial liabilities				
	£m	Weighted average interest rate %	Weighted average period for which rate is fixed years	Floating rate financial liabilities £m	Total £m
United States dollar	58.4	6.75	2.1	151.2	209.6
Australian collar	–			11.0	11.0
Euro	3.9	6.00	5.1	93.5	97.4
Sterling	–			22.2	22.2
Other currencies	–			8.6	8.6
Total – at 4 January 2002	**62.3**			**286.5**	**348.8**
– at 4 January 2001	76.1			237.5	313.6

The floating rate financial liabilities consist primarily of short-term drawings under committed, multi-currency, multi-borrower revolving credit facilities. The interest is determined by reference to LIBOR. The amounts shown in the table above take into account various interest rate swaps to manage the interest rate profile of financial liabilities.

Interest rate risk profile of financial assets

The Group held the following financial assets as at 4 January 2002.

	2001 £m	2000 £m
Cash at bank and in hand	**72.7**	93.6
Other investments (see note 15)	**20.6**	15.3
	93.3	108.9

20 Derivatives and other financial instruments (continued)

The Group holds principally dollar, sterling and euro cash, which is invested in AAA rated money funds. The other investments consist primarily of Pension Trust investments to fund retirement benefits in the United States and an interest-bearing deposit related to the insurance policy entered into by the Group to provide sufficient cover of the Group's maximum insurance deductible.

Currency exposures

As explained in the Financial Review on page 17, the Group's objectives in managing the currency exposures arising from its net investment overseas (its structural currency exposures) are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's main currency exposures at 4 January 2002 that may give rise to net currency gains and losses being recognised in the profit and loss statement in future periods. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved.

As at 4 January 2002, these currency exposures were as follows:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operations	Sterling £m	US Dollar £m	Euro £m	Australian Dollar £m	Total £m
Sterling		3.0	10.9	0.3	14.2
US dollar	–		(0.1)	–	(0.1)
Euro	(1.3)	8.5		–	7.2
Australian dollar	–	–	(0.1)		(0.1)
Total – at 4 January 2002	**(1.3)**	**11.5**	**10.7**	**0.3**	**21.2**
– at 4 January 2001	(6.2)	6.3	3.2	–	3.3

The amounts shown in the table above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

Borrowing facilities

The Group has various borrowing facilities; the undrawn committed facilities available at 4 January 2002 in respect of which all conditions precedent had been met at that date are as follows:

	2001 £m	2000 £m
Expiring in one year or less	**12.0**	60.0
Expiring in more than one year but not more than two years	**48.2**	50.9
Expiring in more than two years	**39.6**	195.4
	99.8	306.3

Included in facilities expiring in more than two years in 2000 is an amount of £83.7 million relating to a 20 year Variable Rate Demand Note facility. This facility has not been treated as available in 2001 as its renewal requires a Letter of Credit from a commercial bank, which the Directors have decided not to seek.

Fair values of financial assets and financial liabilities

The table below shows a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 4 January 2002.

	2001		2000	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations				
Bank and other loans	**(336.7)**	**(337.9)**	(289.1)	(290.0)
Bank overdrafts	**(3.2)**	**(3.2)**	(4.4)	(4.4)
Obligations under finance leases	**(4.4)**	**(4.4)**	(12.6)	(12.6)
Exchangeable redeemable preference shares	**(4.5)**	**(4.5)**	(7.5)	(7.5)
Cash at bank and in hand	**72.7**	**72.7**	93.6	93.6
Other investments	**20.7**	**20.7**	15.3	15.3
Derivative financial instruments held to manage the interest rate profile				
Interest rate swaps	**–**	**(0.9)**	–	(0.3)

Fair values have been calculated by discounting the expected future cashflows at prevailing interest rates. Where the difference between the book value and fair value is not material the book value has been used as the fair value.

20 Derivatives and other financial instruments (continued)

Hedges

As explained in the Financial Review on page 17 the Group has hedged interest rate risk using interest rate swaps and transactional currency exposures using forward foreign currency contracts. There are no unrecognised gains/(losses) against hedged foreign currency assets and liabilities as these have been translated at the forward contract rates.

The unrecognised gains/(losses) set out below relate only to the interest rate swaps.

	2001 £m	2000 £m
Net unrecognised (losses)/gains on hedges at the start of the year	**(0.3)**	0.5
Less: Net (losses) arising in previous years that were recognised in the year	**(0.6)**	(0.5)
Net (losses) arising in the year that were not recognised	–	(0.3)
Net unrecognised (losses) on hedges at year end	**(0.9)**	(0.3)
Of which:		
Net (losses) expected to be recognised in the next year	**(0.6)**	(0.2)
Net (losses) expected to be recognised in the year after next	**(0.3)**	(0.1)

21 Exchangeable redeemable preference shares

Since 1997, the Group has made a number of acquisitions where part of the consideration was satisfied by the issue of exchangeable redeemable preference shares, or their equivalent, in Morgan's wholly owned subsidiaries. These shares may be exchanged for Ordinary shares in the Company or redeemed at the issue price. Until the option to exchange these preference shares is exercised, they have been classified as debt in accordance with FRS4. Unless the exchangeable redeemable preference shares carry a dividend coupon, the original value of the consideration has been discounted at appropriate interest rates and interest charged to the profit and loss account. The amount shown as debt at year end is the discounted amount plus attributable interest expense to date. Certain of the shares shown as debt at 4 January 2001 have since been re-purchased by the Group, hence are no longer included as debt. Movements in the value of the exchangeable redeemable preference shares are shown in the notes to the cashflow statement.

The table below sets out the various exchangeable redeemable preference shares which are held by third parties as at 4 January 2002.

Name of issuer	Acquisition	Consideration represented by issue of shares	No. of Ordinary shares that can be issued on exchange	Value shown as debt £m
Thermal Ceramics UK Ltd	MH Detrick Company Ltd	£2.0m	398,803	2.0
Thermal Ceramics UK Ltd	DR Energy Projects Ltd	£1.0m	512,942	1.0
Morgan Holding GmbH	Thermal Ceramics Deutschland GmbH & Co. KG Minority	DM4.6m	327,169	1.5
			1,238,914	4.5

The options to exchange may be exercised on dates ranging from 1 February 2000 to 31 January 2008 at the discretion of either the Company or the holder. There is no premium payable on redemption. At 4 January 2002, exchangeable redeemable preference shares which had been treated as debt amounted to £4.5 million, and could have been converted into 1,238,914 Ordinary shares in the Company.

22 Provisions for liabilities and charges

	Closure and restructuring provisions £m	Pension and similar obligations £m	Other provisions £m	Environmental provisions £m	Deferred taxation £m	Total £m
The Group						
At 4 January 2001	2.1	82.6	8.1	5.1	16.9	114.8
Exchange movements	–	(1.0)	(0.2)	0.1	0.2	(0.9)
Provided in the year	0.5	6.6	2.3	0.9	(6.4)	3.9
Acquired in the year	–	–	0.7	0.6	–	1.3
Utilised in the year	(1.6)	(3.1)	(5.2)	(2.6)	–	(12.5)
At 4 January 2002	1.0	85.1	5.7	4.1	10.7	106.6
The Company						
At 4 January 2001	–	–	0.7	0.4	0.8	1.9
Provided in the year	–	–	–	–	0.4	0.4
Utilised in the year	–	–	(0.1)	(0.1)	–	(0.2)
At 4 January 2002	–	–	0.6	0.3	1.2	2.1

22 Provisions for liabilities and charges (continued)
Pension provisions are for various schemes outside the UK which are generally not funded on an ongoing basis.

Other provisions are mainly for long service leave for employees in Australia, Germany and Italy.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

23 Deferred taxation

	The Group		The Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Accelerated capital allowances	**0.3**	0.2	**–**	–
Other timing differences	**4.0**	3.8	**1.2**	0.8
UK deferred taxation	**4.3**	4.0	**1.2**	0.8
Overseas deferred taxation	**6.4**	12.9	**–**	–
	10.7	16.9	**1.2**	0.8

The potential amount of deferred taxation calculated on the liability method which has not been provided for in the accounts is shown below at 30% (2000: 30%).

	The Group		The Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Accelerated capital allowances	**23.8**	9.7	**(1.3)**	(1.4)
Capital gains deferred under rollover provisions	**3.9**	3.9	**–**	–
Other timing differences	**1.8**	1.8	**1.0**	1.8
	29.5	15.4	**(0.3)**	0.4

24 Called up share capital

	Authorised		Issued	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Equity share capital				
315,308,854 (2000: 315,299,784) Ordinary shares of 25p each	**78.8**	78.8		
Fully paid: 231,988,242 (2000: 231,908,679) Ordinary shares of 25p each			**58.0**	58.0
	78.8	78.8	**58.0**	58.0
Non-equity share capital				
125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid	**0.1**	0.1	**0.1**	0.1
311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid	**0.3**	0.3	**0.3**	0.3
28,189,654 (2000: 28,214,640) authorised and issued 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each, fully paid	**28.2**	28.2	**28.2**	28.2
6,583,406 (2000: 6,492,532) authorised and issued Non Voting Deferred shares of 25p each	**1.7**	1.7	**1.7**	1.7
Total non-equity share capital	**30.3**	30.3	**30.3**	30.3
Total share capital	**109.1**	109.1	**88.3**	88.3

During the year, the authorised Ordinary share capital of the Company was increased to 315,308,854 shares by virtue of the conversion of 24,986 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each into 9,070 Ordinary shares in July 2001.

Notes to the accounts (continued)

24 Called up share capital (continued)

Ordinary shares issued

During the year, the Company issued the following Ordinary shares:

Number	Description
9,070	On the conversion of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each.
70,493	In respect of options exercised under the various Morgan share option schemes.

As at the date of this report, 231,988,242 Ordinary shares have been issued (2000: 231,915,601). There have been no further issues of Ordinary shares between the year end and the date of this report.

The following options were outstanding in respect of Ordinary shares:

Number of shares		Exercise price(s)	Normal exercise dates ranging from	to
487,382	The Morgan Executive Share Option Scheme (1984)	320.90p	25 October 1996	24 October 2003
194,530	The Morgan Overseas Executive Share Option Scheme (1987)	320.90p	25 October 1996	24 October 2003
1,412,500	The Morgan Executive Share Option Scheme 1995	189.50p-478.00p	17 October 1999	22 November 2011
1,499,834	The Morgan Sharesave Scheme 1995	211.68p-389.20p	1 December 2001	31 May 2005

In addition, there are further options outstanding over Ordinary shares in respect of the exchangeable redeemable preference shares which are disclosed in note 21.

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

i the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding up, or sanctioning a sale of the undertaking, or altering the Articles of Association in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

ii at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half yearly instalment.

The 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 7.5 pence per share per annum. The 7.5p (net) Cumulative Convertible Redeemable Third Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

i the meeting is convened to consider any resolution for winding-up the Company or any resolution proposed to abrogate, vary or modify the rights or privileges of the holders; or

ii at the date of the meeting, the dividend is in arrears for six months or more from the date fixed for payment.

The 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each may be converted on 6 July in each year up to and including the year 2003 into fully paid Ordinary shares of 25p each on the basis of 36.3636 Ordinary shares and 363.636 Non Voting Deferred shares of 25p each for every £100 in nominal value of the Convertible Redeemable Third Preference shares. The 7.5p (net) Cumulative Convertible Redeemable Third Preference shares in issue on 31 July 2003 shall be redeemed for £1 each.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in payment to the holders of the Convertible Redeemable Third Preference shares of the amounts paid up on such shares, plus any unpaid dividends.

Fourth, in repaying the capital paid up or credited as paid up on the Ordinary shares.

Fifth, any surplus shall be distributed rateably amongst the holders of the Ordinary shares and the holders of the Convertible Redeemable Third Preference shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company, the Convertible Redeemable Third Preference shares being treated as though conversion into fully paid Ordinary shares occurred immediately prior to the commencement of the winding-up.

The holders of the Non Voting Deferred shares of 25p each have no rights to dividends, no voting rights and shall not participate on a winding-up of the Company.

25 Reserves

	Share premium £m	Merger reserve £m	Revaluation reserve £m	Other reserves £m	Special reserve £m	Profit and loss £m
The Group						
At 5 January 2001	44.3	–	11.2	1.6	–	301.6
Premium on share issues	0.1	–	–	–	–	–
Repayment of capital investment	–	–	–	(0.2)	–	–
Transfers between reserves	–	–	(0.4)	–	–	0.4
Foreign currency translation	–	–	(0.4)	–	–	(1.0)
Retained (loss) for the year	–	–	–	–	–	(13.4)
	44.4	–	10.4	1.4	–	287.6
The Company						
At 5 January 2001	44.3	91.6	(2.5)	–	41.9	237.8
Premium on share issues	0.1	–	–	–	–	–
Transfers between reserves	–	–	2.5	–	(0.2)	(2.3)
Retained (loss) for the year	–	–	–	–	–	(20.8)
	44.4	91.6	–	–	41.7	214.7

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special Reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued Share Capital and Share Premium Account.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £179.5 million (2000: £177.1 million).

The cumulative amount of goodwill eliminated against reserves in respect of subsidiary undertakings continuing to trade as members of the Group and which has not subsequently been written off through the profit and loss account is £221.6 million (2000: £221.6 million). The £221.6 million has been debited against the Merger reserve £77.7 million, Special reserve £133.3 million and Profit and Loss account £10.6 million.

26 Acquisitions

Current year acquisitions

Profits and losses of businesses acquired, adjusted as necessary to conform with Group accounting policies, are dealt with in the consolidated profit and loss account from the dates of acquisition. Goodwill of £36.7 million (2000: £3.0 million) has been capitalised during the year and is being amortised in the profit and loss account over a period of 20 years. The main acquisitions are Diamonex Inc., Performance Materials Inc. and Multicraft.

The following tables set out the adjustments made to the book values acquired:

	Book value £m	Revaluations £m	Accounting policy alignment £m	Other adjustments £m	Fair value to the Group £m
Fixed assets					
– Land and buildings	2.1	–	–	–	2.1
– Plant, equipment and fittings	6.6	–	–	–	6.6
Net working capital	4.6	–	–	(0.1)	4.5
Provisions	(0.1)	–	–	(1.2)	(1.3)
Taxation	(0.2)	–	–	–	(0.2)
Borrowings	(1.3)	–	–	–	(1.3)
Assets acquired	11.7	–	–	(1.3)	10.4
Consideration					47.1
Goodwill					36.7

27 Capital commitments

Commitments for tangible fixed asset expenditure for which no provision has been made in these accounts amounts to £7.7 million (2000: £7.7 million) for the Group and £Nil (2000: £Nil) for the Company.

28 Leasing commitments

Operating leasing commitments during the next year, for which no provision has been made in these accounts, are:

	The Group		The Company	
	Land and buildings £m	Other £m	Land and buildings £m	Other £m
2002	1.0	0.4	–	–
2003	0.4	0.3	–	–
2004	0.1	0.7	–	–
2005	0.6	0.1	–	0.2
2006	0.6	0.2	0.3	–
2007 and thereafter	4.6	–	1.3	–
	7.3	1.7	1.6	0.2

29 Pensions and other retirement costs

The Group operates a number of pension schemes throughout the world. The major schemes are of the funded defined benefit type. The assets of the schemes are held in separate trustee administered funds. The trustee of The Morgan Group Senior Staff Pension and Life Assurance Scheme ('SSS') is Law Debenture MC Senior Pension Trust Corporation, the trustee of The Morgan Pension Scheme ('MPS') is Morgan Crucible Pension Trustees Limited, both of which are wholly owned subsidiary undertakings of The Law Debenture Trust Corporation Plc. Both have been trustees of the UK schemes since 1986. Neither of the UK schemes holds any shares in the Company or any of its subsidiary undertakings, has loaned or will loan any scheme assets to the Company or its subsidiary undertakings or made or will make any cash loan to the Company or its subsidiary undertakings.

The total pension cost for the Group was £19.4 million (2000: £16.2 million) of which £14.9 million (2000: £12.2 million) relates to the overseas schemes. The pension cost relating to the UK schemes, The MPS and The SSS is assessed in accordance with the advice of a qualified actuary using the projected unit credit method. The latest actuarial valuations of The MPS and The SSS were on 6 April 2000 and 1 April 2001 respectively. At those dates the market values of the assets of the two schemes were £156.1 million and £80.5 million respectively and the actuarial values of the assets were sufficient to cover 110% of the benefits that had accrued to members of The MPS and 114% of the benefits that had accrued to members of The SSS after allowing for expected future increases in earnings. The surpluses have been allocated towards the reduction of employer contribution rates over the average remaining service lives of members of the schemes which is approximately 12 years for The MPS and 12 years for The SSS.

The average annual assumptions used for calculating the pension cost under SSAP24 are:

	MPS	SSS
Investment return	7.0%	7.0%
Pay increases	5.0%	5.0%
Retail Price Index increases	3.0%	3.0%

The Group operates approximately 60 overseas schemes with some 30% of these schemes being defined contribution schemes. Most of the defined benefit schemes are operated in the USA, Australia, Italy and Germany. A review of the major overseas schemes was carried out during 2001 and no material surpluses, or unprovided deficiencies on a current funding level, were identified which required adjustment in the accounts. A further review is planned for 2002. The charge to the profit and loss account in respect of the overseas schemes has been determined in accordance with SSAP24 or local best practice. Where local best practice is followed the resulting charge is not materially different from SSAP24. The disclosure requirements under FRS17 are in note 32.

Three of the US subsidiary undertakings provide post retirement medical care to former employees. These costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees. The cost for the year was £0.5 million (2000: £0.4 million). The estimated actuarial liability is £0.9 million (2000: £1.6 million).

30 Guarantees and contingent liabilities

Guarantees by The Morgan Crucible Company plc have been given for bank facilities of subsidiary undertakings totalling £214.8 million (2000: £583.8 million) of which £136.1 million (2000: £262.8 million) have been utilised, and the Company has also guaranteed the performance by certain subsidiary undertakings of obligations under leases.

There are contingent liabilities on bills discounted by the Group amounting to £0.2 million (2000: £0.9 million).

In an international group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of FRS12 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

31 Related parties

The Directors have reviewed transactions with related parties (as defined in FRS8 *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual Report and Accounts.

32 FRS17 (Retirement benefits) transitional disclosure

The transitional disclosures required by FRS17 are based on the assumptions stated below.

Assumptions	Discount rate %	Salary increase %	Inflation %	Deferred pension increase %	Pensions payments increase %
UK	6.00	4.50	2.50	2.50	2.50-3.00
Germany	5.75	2.75	1.75	2.75	1.75
Rest of Europe	5.75	2.75	1.75	n/a	n/a
USA	7.25	4.25	2.25	n/a	n/a
Australia	6.50	4.00	n/a	n/a	n/a

Values	Equities £m	Bonds £m	Other £m	Total market value of assets £m	Present value of scheme liabilities £m	Surplus/ (deficit) £m
Pension schemes						
UK	195.9	18.9	7.4	222.2	(234.8)	(12.6)
Germany	–	–	–	–	(65.0)	(65.0)
Rest of Europe	–	–	–	–	(4.8)	(4.8)
USA	57.4	16.8	1.7	75.9	(94.2)	(18.3)
Australia	2.8	0.8	2.3	5.9	(5.6)	0.3
	256.1	36.5	11.4	304.0	(404.4)	(100.4)
Other pension schemes						(2.1)
Net liability						(102.5)

Of this net liability, the following amount has already been provided.	
Unfunded pension and similar obligations included in provisions for liabilities and charges (note 22)	85.1
Net amount not provided in accounts	**(17.4)**

If FRS17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £17.4 million on this basis. It would also need to write back to reserves the SSAP24 prepayment of £23.8 million.

These adjustments have no effect on cashflows or on present bank covenants.

Deferred tax is currently provided under SSAP15 in connection with the Group's pension schemes.

Principal subsidiary undertakings

The Morgan Crucible Company plc

Carbon companies	Country of Incorporation and principal place of business		Country of Incorporation and principal place of business
* M Krug SA Industria & Comercia Limitada	Brazil	* Morganite South Africa Pty. Limited	South Africa
Morganite Electrical Carbon Limited	England	* Karahm Company Limited (93.2% interest)	South Korea
Morganite Special Carbons Limited	England	* Morgan Advanced Materials and Technology Inc.	USA
* Morgan Rekofa GmbH	Germany	* Morgan Chemical Products Inc.	USA
* Vacuumschmelze GmbH	Germany	* Morganite Inc.	USA
* Elettrolitica Del Basso Nera SpA	Italy	* National Electrical Carbon Products Inc.	USA
* Morganite Luxembourg S.A.	Luxembourg	* VAC Magnetics Corporation	USA
* National Electrical Carbon B.V.	Netherlands		

Ceramics companies			
* Morganite do Brasil Industrial Limitada	Brazil	* Thermal Ceramics Deutschland GmbH & Co K.G.	Germany
Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest)	China	* W. Haldenwanger Technische Keramik GmbH & Co K.G.	Germany
Dalian Morgan Refractories Limited (70% interest)	China	* Murugappa Morgan Thermal Ceramics Limited (51% interest)	India
Morgan Advanced Ceramics Limited	England	* Thermal Ceramics Italiana S.r.l.	Italy
Morgan Electro Ceramics Limited	England	Shinnikka Thermal Ceramics Corporation (50% interest)	Japan
Morganite Crucible Limited	England	Grupo Industrial Morgan S.A. de C.V.	Mexico
* Thermal Ceramics UK Limited	England	* Thermal Ceramics South Africa Pty. Limited	South Africa
* Thermal Ceramics de France S.A.	France	* Morgan Advanced Ceramics Inc.	USA
* Carl Nolte Söhne GmbH & Co K.G.	Germany	* Thermal Ceramics Inc.	USA

Other subsidiary undertakings			
* Morganite Canada Corporation	Canada	* Morganite Industries Inc.	USA

* Denotes companies some or all of whose shares are owned by a subsidiary.

Statistical information

	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m
Turnover	890.7	900.4	862.4	1,051.1	1,024.5
Group profits					
Operating profit before goodwill amortisation	121.7	107.1	77.1	104.4	64.3
Goodwill amortisation	–	(0.6)	(2.0)	(5.8)	(7.7)
	121.7	106.5	75.1	98.6	56.6
Exceptional goodwill write off	–	(57.0)	–	–	–
Group operating profit	121.7	49.5	75.1	98.6	56.6
Corporate exceptional items	3.8	(0.2)	32.6	10.2	(17.6)
Net finance charges and similar items	(13.4)	(15.4)	(13.5)	(16.2)	(19.2)
Profit on ordinary activities before taxation	112.1	33.9	94.2	92.6	19.8
Taxation	(34.2)	(29.0)	(32.7)	(30.5)	(12.5)
Profit on ordinary activities after taxation	77.9	4.9	61.5	62.1	7.3
Minority interests and preference dividends	(3.0)	(3.4)	(2.9)	(3.8)	(3.5)
Profit attributable to the ordinary shareholders	74.9	1.5	58.6	58.3	3.8
Dividends paid on ordinary shares	(35.4)	(36.9)	(36.9)	(36.9)	(17.2)
Retained profit/(loss) for the period	39.5	(35.4)	21.7	21.4	(13.4)
Assets employed					
Goodwill	–	24.9	107.9	112.6	138.4
Tangible fixed assets	382.5	434.4	489.2	493.4	490.3
Investments	6.5	6.2	6.2	18.5	23.1
Net current assets	139.1	138.2	288.5	142.0	159.3
Total assets less current liabilities	528.1	603.7	891.8	766.5	811.1
Term loans and exchangeable redeemable preference shares	194.8	227.5	334.2	188.7	259.7
Provisions and other items	40.5	45.8	127.0	116.6	108.1
	292.8	330.4	430.6	461.2	443.3
Financed by					
Shareholders' funds	279.0	316.1	414.7	447.0	432.1
Minority interests	13.8	14.3	15.9	14.2	11.2
	292.8	330.4	430.6	461.2	443.3
Dividends per share	15.5p	15.9p	15.9p	15.9p	7.4p
Earnings per share					
– basic	32.8p	0.7p	25.3p	25.1p	2.0p
– basic before goodwill amortisation	32.8p	0.9p	26.1p	27.6p	5.0p
– diluted	32.0p	0.6p	25.1p	24.9p	2.0p
– underlying	31.4p	25.5p	22.4p	22.5p	9.0p
– underlying before goodwill amortisation	31.4p	25.8p	23.2p	25.0p	13.0p

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The Morgan Crucible Company plc
Morgan House
Madeira Walk
Windsor
Berkshire SL4 1EP